Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER,

by and among

ONVOY, LLC,

ONVOY IGLOO MERGER SUB, INC.

and

INTELIQUENT, INC.

Dated as of November 2, 2016

i

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

Exhibits

A	Form of Surviving Charter

INDEX OF DEFINED TERMS

Term	Section
Agreement	Preamble
Alternative Debt Financing	5.20(d)
Balance Sheet Date	3.12(a)
Book-Entry Shares	2.1(c)(ii)
Cash Bonuses	5.7(b)
Certificate of Merger	1.3
Certificates	2.1(c)(ii)
Closing	1.2
Closing Date	1.2
Code	2.2(f)
Common Stock	2.1(b)
Company	Preamble
Company Adverse Recommendation Change	5.4(d)
Company Benefit Plan	3.16(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	III
Company Financial Advisor	3.28
Company Option	2.3(a)
Company Organizational Documents	3.2
Company Proxy Statement	3.3(b)
Company PSU	2.3(c)
Company Related Parties	7.6(d)
Company Restricted Stock Award	2.3(b)
Company Software	3.20(f)
Company Stockholders Meeting	3.3(b)
Confidentiality Agreement	5.3(b)
Continuation Period	5.7(a)
Continuing Employee	5.7(a)
Debt Commitment Letter	4.6(d)
Debt Financing	4.6(d)
Definitive Debt Agreements	5.20(b)
DGCL	1.1
Disclosed Debt Conditions	4.6(e)
Disclosed Equity Conditions	4.6(c)
Dissenting Shares	2.4(a)
Effective Time	1.3
Electronic Delivery	8.17
Equity Commitment Letter	4.6(a)
Equity Financing	4.6(a)

Term	Section
ERISA	3.16(a)
Exchange Act	3.3(c)
Excluded Parties	5.4(b)
Excluded Shares	2.1(b)
Expenses	5.13
Fee Letter	4.6(d)
GAAP	3.11(a)
Governmental Authorizations	3.3
HSR Act	3.3(e)
Indemnified Parties	5.8(a)
Insurance Policies	3.27
IRS	3.16(b)
IT Assets	3.20(d)
Leased Real Property	3.21(a)
Legal Actions	3.14
Lenders	4.6(d)
Liabilities	3.12
Limited Guaranty	Recitals
Material Contract	3.15(a)
Maximum Premium	5.8(c)
Merger	Recitals
Merger Sub	Preamble
New Plans	5.7(f)
Old Plans	5.7(f)
Option Cash Payment	2.3(a)
Outside Date	7.2(a)
Parent	Preamble
Parent Assets	4.4(b)
Parent Contracts	4.4(c)
Parent Disclosure Letter	IV
Parent Related Parties	7.6(d)
Parent Termination Fee	7.6(c)
Participant	3.16(a)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Preferred Stock	2.1(b)
Proxy Date	5.6
PSU Payment	2.3(c)
Qualifying Proposal	7.6(b)(iii)
Real Property Leases	3.21(a)
Record Date	5.6
Restricted Stock Award Payment	2.3(b)
Retention Program	5.7(e)
SEC	3.3(b)
Securities	3.6(b)

v

Term	Section
Securities Act	3.9
Shareholder Litigation	5.19
Solicitation Period End Date	5.4(a)
Sponsors	4.6(a)
Surviving Bylaws	1.6
Surviving Charter	1.5
Surviving Corporation	1.1
Termination Fee	7.6(b)(iv)
Total Option Cash Payments	2.3(a)
Total PSU Payments	2.3(c)
Total Restricted Stock Award Payments	2.3(b)
Transaction Filings	3.10
WARN Act	3.17(b)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 2, 2016 (this “Agreement”), by and among Onvoy, LLC, a Minnesota limited liability company (“Parent”), Onvoy Igloo Merger Sub, Inc., a Delaware corporation and a direct or indirect wholly owned subsidiary of Parent (“Merger Sub”), and Inteliquent, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”), at a meeting thereof duly called and held, unanimously (a) approved and declared advisable this Agreement, the merger of Merger Sub with and into the Company on the terms and subject to the conditions set forth in this Agreement (the “Merger”) and the other transactions contemplated by this Agreement, (b) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (d) recommended to the stockholders of the Company that they adopt this Agreement (the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub, at a meeting thereof duly called and held, has unanimously approved and declared advisable, and the board of directors of Parent, at a meeting thereof duly called and held, has unanimously approved and declared advisable this Agreement, the Merger on the terms and subject to the conditions set forth in this Agreement and the other transactions contemplated by this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, the Sponsors have entered into a limited guaranty in favor of the Company (the “Limited Guaranty”), pursuant to which, subject to the terms and conditions contained therein, the Sponsors have guaranteed certain of the obligations of Parent and Merger Sub in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company and (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Kirkland & Ellis LLP, 300 North LaSalle, Chicago, Illinois 60654, at 10:00 a.m. (local time) on the third (3rd) Business Day after the day on which the conditions set forth in Article VI (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), then the Closing shall occur on the earlier to occur of (a) a Business Day during the Marketing Period specified by Parent on no less than three (3) Business Days’ notice to the Company and (b) the final day of the Marketing Period, as the Marketing Period may be extended in accordance with the terms hereof (subject in each case of clause (a) and clause (b) above to the satisfaction or waiver of all the conditions set forth in Article VI for the Closing as of the date determined pursuant to this proviso) or (b) at such other place and time as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. At the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL, this Agreement and the Certificate of Merger.

Section 1.5 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in the form attached hereto as Exhibit A, and as so amended shall be the certificate of incorporation of the Surviving Corporation until further amended as provided therein and by applicable Law (the “Surviving Charter”).

Section 1.6 Bylaws. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation (the “Surviving Bylaws”) until thereafter amended as provided in and by the Surviving Charter and applicable Law.

Section 1.7 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

Section 1.8 Officers. The officers of the Company immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

Section 1.9 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall determine, in its reasonable discretion that the Merger is not sufficient to vest in the Surviving Corporation the rights, properties or assets of the Company or that any deeds, bills of sale, instruments of conveyance or assignments are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company in each case as acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance or assignments and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be reasonably necessary or desirable as a Merger would typically vest, perfect or confirm any and all such right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Parent, Merger Sub or the Company:

(a) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted automatically into and become one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of common stock, par value $0.001 per share, of the Company (the “Common Stock”) and each share of preferred stock, par value $0.001 per share, of the Company (the “Preferred Stock”) held in the treasury of the Company, owned by the Company or any of its wholly owned Subsidiaries or owned by Parent or any of its wholly owned Subsidiaries (including Merger Sub) immediately before the Effective Time (collectively, the “Excluded Shares”) shall be cancelled automatically and shall cease to exist, and no consideration shall be paid for those Excluded Shares.

(c) Conversion of Common Stock.

(i) Each share of Common Stock issued and outstanding immediately before the Effective Time (other than (x) Excluded Shares, (y) Dissenting Shares and (z) Company Restricted Stock Awards, which shall be treated pursuant to Section 2.3(b)) shall be converted automatically into the right to receive the Merger Consideration in cash, without any interest thereon and subject to any withholding of Taxes required by applicable Law in accordance with Section 2.2(f).

(ii) All shares of Common Stock that are converted into the right to receive the Merger Consideration pursuant to Section 2.1(c)(i) shall be cancelled automatically and shall cease to exist, and the holders of (A) certificates which immediately before the Effective Time represented such shares (the “Certificates”) or (B) such shares represented by book-entry (the “Book-Entry Shares”) shall cease to have any rights with respect to such shares, other than the right to receive the Merger Consideration in accordance with Section 2.2 and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(d) Equitable Adjustment(i). If at any time during the period between the date of this Agreement and the Effective Time, and subject to the terms and conditions of this Agreement (including Section 5.1), any change in the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or if any stock dividend or stock distribution is declared with a record date during such period, the Merger Consideration shall be equitably adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to any such change in the number of outstanding shares of capital stock.

Section 2.2 Surrender of Certificates and Book-Entry Shares.

(a) Paying Agent. Not less than ten (10) Business Days before the Effective Time, the Company and Parent shall (i) jointly select a bank or trust company that is reasonably satisfactory to Parent and the Company to act as the paying agent in the Merger (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent in form and substance reasonably satisfactory to Parent and the Company. Parent shall be responsible for all fees and expenses of the Paying Agent.

(b) Payment Fund. At the Closing, and concurrently with the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, Parent shall deposit with the Paying Agent, for the benefit of the holders of Common Stock, cash or immediately available funds in an amount equal to the aggregate Merger Consideration payable pursuant to Section 2.1(c). Such funds provided to the Paying Agent are referred to as the “Payment Fund.” For the avoidance of doubt, Merger Consideration otherwise payable pursuant to Section 2.1(c) with respect to Company Restricted Stock Awards shall be payable solely pursuant to Section 2.3(b) and not pursuant to this Section 2.2.

(c) Payment Procedures.

(i) Letter of Transmittal. As promptly as practicable, but in no event later than two (2) Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Common Stock converted pursuant to Section 2.1(c), (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Certificates or Book-Entry Shares.

(ii) Surrender of Shares. Upon surrender of a Certificate or of a Book-Entry Share for cancellation to the Paying Agent in accordance with the instructions provided by the Paying Agent pursuant to Section 2.2(c)(i) above, together with a duly executed and completed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Paying Agent shall pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate or Book-Entry Share. Any Certificates and Book-Entry Shares so surrendered shall be cancelled immediately. No interest shall accrue or be paid on the Merger Consideration payable upon surrender of any Certificates or Book-Entry Shares.

(iii) Unregistered Transferees. If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required by Parent to evidence and effect that transfer and (B) the Person requesting such payment (1) pays any applicable transfer taxes or (2) establishes to the reasonable satisfaction of Parent and the Paying Agent that any such transfer taxes have already been paid or are not applicable.

(iv) No Other Rights. Until surrendered in accordance with this Section 2.2(c), each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration, subject to the Surviving Corporation’s obligation to pay any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. Any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and the shares of Common Stock formerly represented by it.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such affidavit, the Merger Consideration to such Person in respect of the shares of Common Stock represented by such Certificate.

(e) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock that were outstanding immediately before the Effective Time.

(f) Required Withholding. Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986 (the “Code”), or any other applicable state, local or foreign Law. To the extent that any amounts are so deducted and withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.

(g) No Liability. None of Parent, the Surviving Corporation or the Paying Agent (or any of their respective officers, directors, employees, agents or Affiliates) shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a Governmental Authority under any applicable abandoned property, escheat or similar Law.

(h) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion and reasonably acceptable to the Company, or in mutual funds investing in such assets. Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, that no such investment or losses thereon shall affect the Merger Consideration payable to former stockholders of the Company, and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the former stockholders of the Company in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article II.

(i) Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares one (1) year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand. Thereafter, any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall look only to Parent for, and Parent shall remain liable for, payment of the applicable Merger Consideration pursuant to the terms of this Article II, subject to any applicable abandoned property, escheat or similar Law.

Section 2.3 Treatment of Equity Awards.

(a) Treatment of Stock Options. Unless otherwise agreed to by the parties, at the Effective Time, (i) each outstanding option granted to purchase shares of Common Stock (each, a “Company Option”) that is outstanding and unexercised immediately prior to the Effective Time (whether or not then exercisable or vested) shall automatically, by virtue of the Merger and without any action by Parent, Merger Sub or the holder of such Company Option, become fully vested and converted into the right to receive, after the Effective Time in accordance with Section 2.3(d), a cash payment with respect thereto equal to the product of

(A) the total number of shares of Common Stock issuable upon exercise of such Company Option as of immediately prior to the Effective Time and (B) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option (the “Option Cash Payment”, and the sum of all such payments, the “Total Option Cash Payments”) and (ii) all Company Options shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. If the exercise price of a Company Option is equal to or exceeds the Merger Consideration, such Company Option shall be cancelled and terminated at the Effective Time without payment or consideration therefor and the holder of such Company Option shall cease to have any rights whatsoever with respect thereto.

(b) Treatment of Restricted Stock. Unless otherwise agreed to by the parties, at the Effective Time, (i) each award of restricted stock granted (each, a “Company Restricted Stock Award”) that is outstanding and unvested immediately prior to the Effective Time shall automatically, by virtue of the Merger and without any action by Parent, Merger Sub or the holder of such Company Restricted Stock Award, become fully vested and converted into the right to receive, after the Effective Time in accordance with Section 2.3(d), a cash payment with respect thereto equal to the product of (A) the total number of shares of Common Stock subject to such Company Restricted Stock Award as of immediately prior to the Effective Time and (B) the Merger Consideration (the “Restricted Stock Award Payment” and the sum of all such payments, the “Total Restricted Stock Award Payments”) and (ii) all Company Restricted Stock Awards shall automatically cease to exist, and each holder of a Company Restricted Stock Award shall cease to have any rights with respect thereto, except the right to receive the Restricted Stock Award Payment.

(c) Treatment of PSUs. Unless otherwise agreed to by the parties, at the Effective Time, (i) each award of performance share units granted (each, a “Company PSU”) that is outstanding and unvested immediately prior to the Effective Time shall automatically, by virtue of the Merger and without any action by Parent, Merger Sub or the holder of such Company PSU, become fully vested and converted into the right to receive, after the Effective Time in accordance with Section 2.3(d), a cash payment with respect thereto equal to the product of (A) the total number of shares of Common Stock subject to such Company PSU as of immediately prior to the Effective Time (calculating such number of shares based upon Total Shareholder Return through and including the Closing, including payments of the aggregate Merger Consideration and with such shares being prorated for the number of days from the commencement of the Performance Period (as defined in the applicable grant agreement) through and including the Closing Date compared to the total number of days in the Performance Period) and (B) the Merger Consideration (the “PSU Payment” and the sum of all such payments, the “Total PSU Payments”) and (ii) all Company PSUs shall automatically cease to exist, and each holder of a Company PSU shall cease to have any rights with respect thereto, except the right to receive the PSU Payment.

(d) Payments. Promptly (and in any event at or prior to the Company’s next regularly scheduled payroll cycle after the Effective Time), the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) mail a check or otherwise make payment using the Company’s existing payroll system to (i) each holder of a Company Option, in the amount of the aggregate Option Cash Payment due and payable to such holder pursuant to

Section 2.3(a), (ii) each holder of a Company Restricted Stock Award, in the amount of the aggregate Restricted Stock Award Payment due and payable to such holder pursuant to Section 2.3(b) and (iii) each holder of a Company PSU, in the amount of the aggregate PSU Payment due and payable to such holder pursuant to Section 2.3(c), in each case subject to any applicable deduction or withholding under Section 2.2(f). Parent and Merger Sub shall ensure that the Surviving Corporation has an amount in cash sufficient to pay all amounts required by this Section 2.3(d).

(e) At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Section 2.3(a), Section 2.3(b) and Section 2.3(c).

(f) In addition to the payments made pursuant to this Section 2.3, Parent shall pay all accrued dividends and other distributions (including dividend equivalents) in respect of each Company Restricted Stock Award or Company PSU with a record date prior to the Effective Time which have been authorized by the Company and which remain unpaid at the Effective Time, if any, as set forth in Section 2.3(f) of the Company Disclosure Letter. Such payments shall be made to the holders of such Company Restricted Stock Awards or Company PSUs simultaneously with the Total Restricted Stock Award Payments and Total PSU Payments.

Section 2.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, any shares of Common Stock for which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1. At the Effective Time, (A) all Dissenting Shares shall be cancelled and cease to exist and (B) the holders of Dissenting Shares shall cease to have any rights with respect thereto, other than such rights as may be granted to them under Section 262 of the DGCL.

(b) Notwithstanding the provisions of Section 2.4(a), if any holder of Dissenting Shares effectively waives, withdraws or loses such appraisal rights (through failure to perfect such appraisal rights, entry into an Acceptable Confidentiality Agreement or otherwise), then such holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Certificate or Book-Entry Share formerly representing such shares in accordance with Section 2.2.

(c) The Company shall give Parent (i) notice of any written demands for appraisal of any shares of Common Stock, the withdrawals of such demands and any other related instrument served on the Company under the DGCL, in each case, within two (2) Business Days of receipt thereof, and (ii) the right to participate in, and at Parent’s election and expense, direct and control all negotiations and proceedings with respect to such demands for appraisal. The Company shall not (or cause or permit any Person on its behalf to) offer to make or make any payment or settle, compromise, or offer to settle or compromise, or otherwise negotiate with respect to any such demands for appraisal without the prior written consent of Parent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (i) set forth in the corresponding sections of the disclosure letter delivered by the Company to Parent before the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section to which the relevance of such item is reasonably apparent on its face, or (ii) disclosed in any of the Company SEC Reports publicly available prior to the date of this Agreement (excluding any exhibits or schedules thereto, any documents incorporated by reference therein, all disclosures in any “Risk Factors” or “Forward Looking Statements” sections to the extent such disclosures are prospective, cautionary or forward-looking), the Company represents and warrants to Parent and Merger Sub that:

Section 3.1 Organization and Power. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization. The Company has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted. Each of the Company’s Subsidiaries has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where the failure to have such requisite power or authority has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly licensed or qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such licensing or qualification is necessary, except where the failure to be so licensed or qualified or in good standing has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.2 Organizational Documents. The Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”). The Company is not in violation of any of the Company Organizational Documents.

Section 3.3 Governmental Authorizations. Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.2 are true and correct, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require (with or without notice, lapse of time or both) any action by or in respect of, consent, approval or other authorization of, or registration or filing with or notification to any Governmental Authority (collectively, “Governmental Authorizations”), other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”);

(c) any other filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Exchange Act of 1934 (the “Exchange Act”) or state securities Laws or “blue sky” Laws;

(d) compliance with applicable rules and regulations of NASDAQ;

(e) the pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);

(f) FCC Consents and State PUC Consents required by any Governmental Authority, as set forth on Section 3.3(f) of the Company Disclosure Letter;

(g) approvals, consents, exemptions, filings and/or notices required by Governmental Authorities having jurisdiction over the Company or any of its Subsidiaries, as set forth on Section 3.3(g) of the Company Disclosure Letter; and

(h) such other Governmental Authorizations, where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.4 Corporate Authorization(a) . Assuming that the representations and warranties of Parent and Merger Sub contained in the last sentence of Section 4.5(c) are true and correct, the Company has all necessary corporate power and authority to enter into this Agreement, to perform its obligations under this Agreement and, subject to the receipt of the Requisite Company Vote, to consummate the transactions contemplated by this Agreement. The Company Board, at a meeting duly called and held, has unanimously (a) approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement, (b) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (d) recommended to the stockholders of the Company that they adopt this Agreement. Assuming that the representations and warranties of Parent and Merger Sub contained in the last sentence of Section 4.5(c) are true and correct and the Requisite Company Vote is received, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company. The Company has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub of this Agreement, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and by general equitable principles).

Section 3.5 Non-Contravention. Except as set forth in Section 3.5 of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of (i) the Company Organizational Documents or (ii) the comparable organizational or governing documents of any of the Subsidiaries of the Company, (b) assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct, contravene or conflict with, or result in any violation or breach of, any Law or Permit applicable to the Company or any of its Subsidiaries or by which any Company Assets are bound, assuming that all Governmental Authorizations described in Section 3.3 have been obtained or made, (c) result in any violation, termination, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contract to which the Company or any of its Subsidiaries is a party or by which any Company Assets are bound or (d) result in the creation of any Liens (other than Permitted Liens) upon any of the Company Assets or otherwise result in the loss, forfeiture, or material impairment of any rights of the Company or any of its Subsidiaries in any Company Assets, except, in the case of clauses (a)(ii), (b), (c) and (d), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 Capitalization.

(a) As of the date of this Agreement, the Company’s authorized capital stock consists solely of (i) 150,000,000 shares of Common Stock and (ii) 50,000,000 shares of Preferred Stock. As of the date of this Agreement, (A) 34,421,923 shares of Common Stock were issued and outstanding (which includes 394,916 issued and outstanding Company Restricted Stock Awards), (B) no shares of Preferred Stock were issued and outstanding, (C) 3,083,466 shares of Common Stock were held in the treasury of the Company, (D) no shares of Preferred Stock were held in the treasury of the Company, (E) 1,124,330 Company Options to purchase shares of Common Stock at a weighted average per share exercise price of $16.58 were outstanding and (F) 132,070 Company PSUs were outstanding.

(b) Except as set forth in this Section 3.6, as of the date of this Agreement (i) there are no outstanding shares of capital stock of or other equity interests in the Company and (ii) there are no outstanding subscriptions, options, warrants, calls, phantom stock rights, stock appreciation rights, stock-based performance units, restricted stock units, performance share awards, convertible securities, rights of first refusal, preemptive rights, or other similar rights, agreements or commitments (other than this Agreement) to which the Company or any of its Subsidiaries is a party (collectively, “Securities”) obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries (or securities convertible into or exchangeable for or exercisable into such shares or equity interests) or (B) provide any amount of funds to or make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any of its Subsidiaries or (C) give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of the capital stock of the Company or any of its Subsidiaries.

(c) All outstanding shares of capital stock of the Company have been, and all shares of Common Stock subject to issuance under the Company Equity Plan will be when issued in accordance with their terms, duly authorized and validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.

(d) Each outstanding share of capital stock of or other equity interest in each Subsidiary of the Company is, as applicable, duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.

(e) Except as set forth in this Section 3.6, there are no outstanding contractual obligations or other commitments, agreements or arrangements of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) relating to or affecting the voting rights of, (iii) requiring the repurchase, redemption, acquisition or disposition of, or providing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive right with respect to, in each case, any shares of Common Stock or capital stock or other equity interests of the Company or any of its Subsidiaries.

(f) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of Indebtedness of the Company or any of its Subsidiaries that entitle the holder of such instruments of Indebtedness to vote (or convertible, exchangeable or exercisable into capital stock or other equity interests of the Company or any of its Subsidiaries having the right to vote) together with stockholders of the Company or any Subsidiary on any matters with respect to the Company or any Subsidiary.

(g) Section 3.6(g) of the Company Disclosure Letter sets forth a true, complete and correct list of all persons who, as of the date of this Agreement, held Company Options, Company Restricted Stock Awards or Company PSUs, indicating, with respect to each such holder, on a grant-by-grant basis, (i) the type of award granted, (ii) the number of shares of Common Stock subject to such award, (iii) the exercise price of such award, (iv) the date of grant and vesting schedule of such award and (v) the expiration date of such award, as applicable. All Company Options, Company Restricted Stock Awards and Company PSUs are with respect to Common Stock and were issued under the Company Equity Plan pursuant to forms of award agreements previously made available to Parent.

Section 3.7 Subsidiaries(a) . Section 3.7 of the Company Disclosure Letter sets forth a true, complete and correct list of each of the Subsidiaries of the Company and the authorized, issued and outstanding capital stock of or other equity interests in each such Subsidiary. Each Subsidiary of the Company is wholly owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens). Except as set forth in Section 3.7 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock of or other equity interests in, or any other securities convertible or exchangeable into or exercisable for capital stock of or other equity interests in, any Person other than the Subsidiaries of the Company or has any obligation to a third party to acquire any such capital stock or other equity interests.

Section 3.8 Requisite Company Vote. Assuming that the representations and warranties of Parent and Merger Sub contained in the last sentence of Section 4.5(c) are true and correct, the Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the transactions contemplated by this Agreement.

Section 3.9 SEC Reports. Except for the Company Proxy Statement and the other Transaction Filings (which are addressed in Section 3.10), the Company has timely filed with the SEC (subject to any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all Company SEC Reports required to be filed on or after January 1, 2014. As of the date of filing (or, if amended, restated or superseded by a filing prior to the date of this Agreement, as of such later date), the Company SEC Reports (a) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and other applicable Law and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. No Subsidiary of the Company is subject to the reporting requirements of the Exchange Act or is otherwise required to file or furnish any forms, reports, schedules, statements or other documents with the SEC. The Company has made available to Parent true and complete copies of all material correspondence between the SEC, on the one hand, and the Company or any of its Subsidiaries, on the other hand, occurring between January 1, 2014 and the date of this Agreement. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC staff with respect to any Company SEC Report. To the Knowledge of the Company, as of the date of this Agreement, no Company SEC Report is the subject of ongoing SEC review or outstanding SEC comment or investigation.

Section 3.10 Disclosure Documents. The Company Proxy Statement and any other filings made by, or required to be made by, the Company with the SEC in connection with the transactions contemplated hereby (collectively, and together with the Company Proxy Statement, and any amendments thereof or supplements thereto, the “Transaction Filings”), when filed, distributed or disseminated, as applicable, (i) will comply as to form in all material respects with the applicable requirements of the Exchange Act and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which such statements are made, not misleading, except that the Company makes no representation with respect to information supplied by the Sponsors, Parent or Merger Sub for inclusion in the Transaction Filings.

Section 3.11 Financial Statements; Disclosure Controls; Internal Controls. Except as set forth in Section 3.11 of the Company Disclosure Letter:

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included in the Company SEC Reports: (i) complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and (iii) presented fairly, in all material respects, the financial position of the Company and its Subsidiaries as of the dates thereof and the results of their operations and their cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and the absence of notes).

(b) Since January 1, 2014, the Company has had in place and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably effective to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow such management to make timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(c) The Company maintains internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on the most recent evaluation of its principal executive officer and its principal financial officer prior to the date of this Agreement, (i) the Company had no “significant deficiencies” or “material weaknesses” (as such terms are defined by the Public Company Accounting Oversight Board) in the design or operation of its internal controls over financial reporting that would reasonably be expected to adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information and (ii) the Company does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2014, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that would reasonably be expected to adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information in any material respect and (B) to the Knowledge of the Company, any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting or that would reasonably be expected to adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information in any material respect. Neither the Company nor any of its Subsidiaries has made any prohibited loan or “extension of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to any director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries.

Section 3.12 Undisclosed Liabilities. Except as set forth in Section 3.12 of the Company Disclosure Letter, there are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries that are required to be recorded or reflected on a balance sheet prepared in accordance with GAAP, other than:

(a) Liabilities reflected or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of June 30, 2016 (the “Balance Sheet Date”) or the footnotes thereto set forth in the Company SEC Reports;

(b) Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice;

(c) Liabilities incurred in connection with the transactions contemplated by this Agreement, the Company’s review of strategic alternatives or as permitted or contemplated by this Agreement; and

(d) Liabilities that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.13 Absence of Certain Changes. Except as otherwise expressly contemplated or required by this Agreement, or as set forth in Section 3.13 of the Company Disclosure Letter, since the Balance Sheet Date to the date of this Agreement, (a) the business of the Company and each of its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, except in connection with the Company’s review of strategic alternatives and (b) there has not been any change, event, development, state of facts, condition, occurrence or effect that has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Section 3.13 of the Company Disclosure Letter, no action has been taken by the Company or any of its Subsidiaries between the Balance Sheet Date and the date of this Agreement that, if taken between the date of this Agreement and the Effective Time without the consent of Parent, would constitute a breach of Sections 5.1(b)(ix), (x), (xv) or (xviii).

Section 3.14 Litigation. Except as set forth in Section 3.14 of the Company Disclosure Letter and with respect to Shareholder Litigation filed on or after the date of this Agreement, (a) there are no legal actions, claims, demands, arbitrations, hearings, charges, complaints, sanctions investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings by or before a Governmental Authority (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that (i) have resulted in or, individually or in the aggregate, would reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, or otherwise materially impair the operation of their businesses in the manner currently conducted, or (ii) as of the date of this Agreement, would reasonably be expected to prevent or materially delay or impede the performance by the Company of its obligations under this Agreement or the consummation of the transactions contemplated hereby, and (b) there are no Orders outstanding against the Company or any of its Subsidiaries that have resulted in or, individually or in the aggregate, would reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, or otherwise materially impair the operation of their businesses in the manner current conducted.

Section 3.15 Material Contracts.

(a) Section 3.15 of the Company Disclosure Letter sets forth a true and complete list of each of the following Contracts to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party or by which any of the Company Assets are bound (each Contract required to be included in Section 3.15 of the Company Disclosure Letter, a “Material Contract”):

(i) each Contract filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on February 18, 2016 or disclosed by the Company in a Company SEC Report since February 18, 2016 and before the date of this Agreement (in each case, other than any Company Benefit Plan);

(ii) each Contract (A) not to (or otherwise restricting or limiting the ability of the Company or any of its Subsidiaries or Affiliates to) compete or provide services in any line of business or geographic area or (B) restricting the ability of the Company or any of its Subsidiaries or Affiliates to conduct business in any geographic area or during any period of time;

(iii) each Contract (other than any Company Benefit Plan) providing for payments to or resulting in payments by the Company or any of its Subsidiaries that has exceeded or the Company expects to exceed $1,000,000 to or by the Company and its Subsidiaries in the aggregate during the calendar year 2016 except any such Contract that is terminable, without cause, payment or penalty, by the Company or any of its Subsidiaries on not more than thirty (30) days’ prior notice;

(iv) each Contract with (A) the Company’s top ten (10) suppliers and (B) the Company’s top five (5) customers, in each case measured by dollar volume during the twelve (12) months ended September 30, 2016 and excluding work orders, statements of work, purchase orders and those Contracts described by clause (v) below;

(v) each Contract between the Company or any of its Subsidiaries, on the one hand, and a Governmental Authority, on the other hand, involving the purchase or sale of goods or the provision of services for the benefit of, or by, a Governmental Authority;

(vi) each Contract containing minimum volume requirements or commitments or exclusive purchasing arrangements, other than transport contracts in the ordinary course of business;

(vii) each Contract granting to any Person an option, right of first refusal, right of first offer or similar preferential right with respect to the sale, transfer or other disposition of any (A) business or line of business of the Company or any of its Subsidiaries or (B) material Company Assets;

(viii) each Contract containing a standstill or similar agreement pursuant to which the Company has agreed that it will not to acquire assets or securities of any other party to such Contract or any of such other party’s Affiliates;

(ix) each Contract relating to partnership, joint venture or other similar agreements or arrangements;

(x) any agreement with any director, officer or stockholder of the Company or any Subsidiary that is required to be described under Item 404 of Regulation S-K of the SEC in the Company SEC Reports;

(xi) any agreement relating to Indebtedness with an aggregate outstanding principal amount exceeding $1,000,000;

(xii) each Contract containing a material “most favored nation” provision or equivalent preferential pricing terms to which the Company or any of its Subsidiaries is subject;

(xiii) each material Real Property Lease;

(xiv) each Contract providing for non-monetary compensation to or resulting in non-monetary compensation by the Company or any of its Subsidiaries that has exceeded or the Company expects to exceed a fair value of $500,000 being recorded as paid to or by the Company and its Subsidiaries in the aggregate during the calendar year 2016 (excluding, for the avoidance of doubt, equity compensation);

(xv) each Contract granting to the Company any right to use or otherwise exploit any Intellectual Property owned by a third party and material to the business of the Company, or granting to a third party any right to use or otherwise exploit any Intellectual Property owned by the Company and material to its business, in each case excluding shrink wrap, click-wrap and off-the-shelf software licenses that are commercially available to the general public with one-time or aggregate annual license, maintenance, support and/or other fees of $50,000 or less; and

(xvi) each Contract outside the ordinary course of business providing for the acquisition or disposition by the Company or any of its Subsidiaries of any material assets or business (whether by merger, sale or purchase of stock or assets or otherwise) with a purchase price of more than $1,000,000, to the extent any material obligations of the Company or any of its Subsidiaries thereunder remain in effect.

(b) A true and complete copy of each Material Contract (including any amendments thereto) entered into prior to the date of this Agreement has been filed as an exhibit (by reference or otherwise) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on February 18, 2016 or disclosed by the Company in a Company SEC Report since February 18, 2016 or made available to Parent prior to the date of this Agreement. Each Material Contract is a valid and binding agreement of the Company or its applicable Subsidiary and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect and enforceable by the Company or its applicable Subsidiary in accordance with its terms, except where the failure to be valid and binding or in full force and effect has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.15(b) of the Company Disclosure Letter and except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company or such Subsidiary nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under any such Material Contract, and (ii) as of the date of this Agreement, no party under any Material Contract has given written notice of (A) any actual, alleged or potential breach or violation of, or default under or failure to comply with any term or requirement of, or (B) its intent to terminate or otherwise seek a material amendment to, such Material Contract.

Section 3.16 Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Letter lists all material Company Benefit Plans. For purposes of this Agreement, a “Company Benefit Plan” is (i) any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), (ii) any compensatory stock purchase, stock option, equity or equity-based plan, and any severance, change-of-control, retention, termination bonus, incentive, deferred compensation, employment or consulting plan, agreement, program or policy, (iii) any other plan, agreement, program or policy providing vacation benefits, medical, dental, vision, pharmaceutical, disability or sick leave benefits, life insurance, an employee assistance program or post-employment or retiree health or life insurance benefits, in each case that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries (“Participant”) or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have liability with respect to any Participant.

(b) With respect to each material Company Benefit Plan, the Company has made available to Parent copies of, as applicable: (i) the current plan document and any amendments thereto, (ii) the current trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description and any material modification with respect thereto, (iv) the most recent annual reports on Form 5500 (including all schedules thereto), (v) the most recent annual audited financial statements and opinion, and (vi) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”).

(c) Neither the Company nor any of its ERISA Affiliates maintains, sponsors, administers, contributes to or has or could reasonably expect to have any liability with respect to any employee benefit plan subject to Section 412 or Section 430 of the Code or Section 302 or Title IV of ERISA (including any defined benefit pension plan or multiemployer plan (as defined in Section 3(37) or 4001(a)(3) of ERISA)).

(d) Since January 1, 2014, each Company Benefit Plan has been maintained, operated and administered in all material respects in compliance with the terms thereof (and the terms of any related trust or other funding vehicle), ERISA, the Code and other applicable Law. With respect to each Company Benefit Plan that is intended to qualify under

Section 401(a) of the Code, a favorable determination or opinion letter has been issued by the IRS with respect to such qualification and, to the Knowledge of the Company, no event has occurred since the date of such qualification that would reasonably be expected to result in the revocation of such determination or opinion as to such qualification.

(e) Except as set forth in Section 3.16(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any current or projected liability with respect to, and no Company Benefit Plan provides, health, medical or life insurance to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than pursuant to health continuation coverage under Section 4980B of the Code or any similar state group health plan continuation Law.

(f) Except as set forth in Section 2.2 and Section 3.16(f) of the Company Disclosure Letter, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event, including any termination of employment on or following the Closing) (i) result in any payment from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, vesting of any compensation or benefits or forgiveness of Indebtedness with respect to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, or (iv) result in any funding, through a grantor trust or otherwise, of any compensation or benefits to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries under any Company Benefit Plan.

(g) No amount that could be received (whether in cash, property or the vesting of property), as a result of the consummation of the transactions contemplated hereby, by any employee, officer or director of the Company or any of its Subsidiaries who is a “disqualified individual” (as defined in proposed Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h) No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or Section 409A of the Code or otherwise. Each Company Benefit Plan has been maintained, in form and operation, in compliance with Section 409A of the Code.

(i) There is no pending or, to the Knowledge of the Company, threatened (i) material claim (other than ordinary claims for benefits by participants and beneficiaries), (ii) material investigation or material audit by a Governmental Authority or (iii) material Legal Action, in each case against or involving any Company Benefit Plan.

(j) No Company Benefit Plan, or, to the Knowledge of the Company, fiduciary of such Company Benefit Plan or administrator of such Company Benefit Plan, has taken any action, or failed to take any action, which action or failure would be reasonably expected to subject the Company or any of its Subsidiaries to a material liability for breach of any fiduciary duty or prohibited transaction (as defined in Section 4975 of the Code) with respect to or in connection with such Company Benefit Plan.

Section 3.17 Labor Relations.

(a) Except as set forth in Section 3.17(a) of the Company Disclosure Letter, as of the date of this Agreement, (i) to the Knowledge of the Company, no union organizing efforts are currently being conducted, (ii) neither the Company nor any of its Subsidiaries is or, since January 1, 2014 has been a party to, or is currently negotiating any entry into, any collective bargaining agreement or other labor Contract and no labor union or similar representative body represents any Participant, and (iii) no material strike, picket, work stoppage, work slowdown or other organized labor dispute exists with respect to the Company or any of its Subsidiaries, and none has occurred since January 1, 2014. There are no grievances or unfair labor practice complaints pending against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority with respect to any Participant.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, since the Balance Sheet Date, none of the Company or any of its Subsidiaries has effectuated (i) a “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, (ii) a “mass layoff” (as defined in the WARN Act) or (iii) such other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.

(c) The Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment or labor, including those related to wages, hours, collective bargaining and labor relations, classification of independent contractors and employees, equal opportunity, plant closing and mass layoff, health and safety, immigration, child labor, employment discrimination, disability rights or benefits, affirmative action, workers’ compensation, unemployment insurance, employment and reemployment rights of members of the uniformed services, secondment, employee leave issues and the payment of social security and other Taxes. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of any Person as an independent contractor rather than as an employee, with respect to any employee leased from another employer, or with respect to any misclassification of any employee as exempt versus non-exempt. Except as set forth in Section 3.17(c) of the Company Disclosure Letter, there is no material employment- or labor-related claim pending against the Company or any of its Subsidiaries, brought by or on behalf of any Participant or any Governmental Authority and, to the Knowledge of the Company, no such claim is threatened.

Section 3.18 Taxes. Except as set forth in Section 3.18 of the Company Disclosure Letter and except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) all Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(b) the Company and each of its Subsidiaries has timely paid all Taxes due and owing by it, including any Taxes required to be withheld from amounts owing to, or collected from, any employee, creditor or other third party (in each case, whether or not shown on any Tax Return);

(c) no deficiencies or proposed adjustments for Taxes have been claimed, proposed or assessed by any Governmental Authority (including any Governmental Authority for a jurisdiction where neither the Company nor any of its Subsidiary has filed Tax Returns) in writing against the Company or any of its Subsidiaries, except for deficiencies which have been fully satisfied by payment, settled or withdrawn;

(d) there is no ongoing, pending or threatened (in writing) audit, examination, investigation or other proceeding with respect to any Taxes of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received from any Governmental Authority any notice indicating an intent to open an audit or other review or request for information related to Tax matters;

(e) neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(f) neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) or Section 361 of the Code (or any similar provision of state, local or foreign Law) in the two (2) years prior to the date of this Agreement;

(g) neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements, in each case, that are not primarily related to Taxes);

(h) neither the Company nor any of its Subsidiaries have been a member of a consolidated tax group other than a group of which the Company or one of its Subsidiaries has been the common parent or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise;

(i) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting pursuant to Section 481 of the Code (or any similar provision of state, local or foreign Law) or use of an improper method of accounting for a taxable period ending on or prior to the Closing, (ii) excess loss account in existence or installment sale, intercompany transaction or open transaction disposition made or entered into prior to the Closing, (iii) prepaid amount received on or prior to the Closing, (iv) deferred revenue accrued on or prior to the Closing Date, (v) election by the Company or any of its Subsidiaries under Section 108(i) of the Code or (vi) “closing agreement” (within the meaning of Section 7121 of the Code) (or any similar provision of state, local or foreign Law) entered into prior to the Closing;

(j) there are no Liens for Taxes upon any property or assets of the Company or its Subsidiaries, except for Taxes not yet due and payable;

(k) no written claim has been received since January 1, 2014 by the Company or any of its Subsidiaries from an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by such jurisdiction; and

(l) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or foreign. Law).

Section 3.19 Environmental Matters. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) is and since January 1, 2014 has been in compliance with all, and is not subject to any liability with respect to noncompliance with any, Environmental Laws and (ii) has and holds all Permits required under Environmental Laws necessary for their respective operations, and are in compliance with such Permits and all such Permits are in full force and effect.

(b) No Legal Actions arising under or pursuant to Environmental Laws are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and, since January 1, 2014, neither the Company nor any of its Subsidiaries has received any written notification of any allegation of actual or potential responsibility for any violation of, or liability under, Environmental Laws.

(c) To the Knowledge of the Company, no conditions of Hazardous Substance contamination caused or created by the Company or its Subsidiaries exists on or under any of their Leased Real Property that are required to be investigated, remediated, monitored or assessed by the Company or its Subsidiaries under Environmental Laws.

Section 3.20 Intellectual Property.

(a) The Company and its Subsidiaries own, or otherwise have the right to use, all Intellectual Property necessary for the operation of the business of the Company and its Subsidiaries as presently conducted, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Section 3.20(a) of the Company Disclosure Letter sets forth list of all Intellectual Property owned by the Company and its Subsidiaries that is issued by or registered, or the subject of a pending application for registration, with a Governmental Authority as of the date of this Agreement. With respect to each item of Intellectual Property rights listed on Section 3.20(a) of the Company Disclosure Letter, the Company or a Subsidiary is the sole owner and possesses all right, title and interest in and to the item, free and clear of all Liens (except for Permitted Liens).

(b) Except as set forth on Section 3.20(b) of the Company Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, or otherwise materially impair the operation of their businesses in the manner currently conducted, (i) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party in any material respect, (ii) no claim is pending, asserted in writing or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that the conduct of the business of the Company and its Subsidiaries infringes upon, misappropriates or otherwise violates the Intellectual Property rights of any third party and (iii) to the Knowledge of the Company, no conduct of a third party is infringing upon, misappropriating or otherwise violating the Intellectual Property of the Company and its Subsidiaries.

(c) The Company and its Subsidiaries have taken commercially reasonable measures to protect the secrecy, confidentiality and value of all material trade secrets and other material confidential information owned or held by the Company and its Subsidiaries.

(d) Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, or otherwise materially impair the operation of their businesses in the manner currently conducted, the computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment owned by the Company and its Subsidiaries in the conduct of their businesses as currently conducted (collectively, the “IT Assets”) (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company or any of its Subsidiaries and have not materially malfunctioned or failed since January 1, 2014, and (ii) to the Knowledge of the Company, do not contain any malware. The Company and its Subsidiaries have in place commercially reasonable measures, consistent with industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. The Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan.

(e) Except as set forth on Section 3.20(e) of the Company Disclosure Letter, to the Knowledge of the Company, since January 1, 2014, the security of the IT Assets has not been breached in any material respect, nor has there has been any material unauthorized use, access, modification or corruption of the IT Assets or of any data or information provided by or pertaining to any customer or individual and collected, stored, or processed therein.

(f) Section 3.20(f) of the Company Disclosure Letter sets forth a true and correct list of all software owned by or developed by or for the Company that is used by the Company in and is material to the conduct or operation of its business as currently conducted (such software, the “Company Software”). None of the source code for any Company Software has been licensed or provided to, or used or accessed by, any Person other than employees, consultants and contractors of the Company that are subject to written confidentiality obligations with respect to such source code. The Company is not a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating the Company to enter into a source code escrow Contract or other Contract) requiring the deposit of any source code or related materials for any Company Software.

(g) Except as set forth on Section 3.20(g) of the Company Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, or otherwise materially impair the operation of their businesses in the manner currently conducted, no Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the development, maintenance, operation, delivery or provision of any Company Software in a manner that obligates the Company to disclose, make available, offer or deliver any portion of the source code of such Company Software or component thereof to any third party, or to redistribute it at no charge, or to license it for the purpose of creating derivative works.

Section 3.21 Real Property; Personal Property.

(a) Section 3.21(a) of the Company Disclosure Letter sets forth a true and complete list of all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Leased Real Property”), the address for each Leased Real Property and a true and complete list of all leases relating to each Leased Real Property (the “Real Property Leases”). The Company has made available to Parent a true and complete copy of each Real Property Lease. Neither the Company nor any of its Subsidiaries owns any real property.

(b) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have a valid and enforceable leasehold interest in all Leased Real Property (including all buildings, fixtures and other improvements thereto) used by the business of the Company and its Subsidiaries and (ii) the leasehold interest in any such Leased Real Property is not subject to any Lien (except in all cases for Permitted Liens). Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to each of the Real Property Leases: (i) the Company’s or its applicable Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Real Property Lease has not been disturbed and, to the Knowledge of the Company, there are no disputes with respect to such Real Property Lease; (ii) the Company or its applicable Subsidiary has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, other than co-location arrangements between the Company or any of its Subsidiaries and transport vendors, in each case, in the ordinary course of business; and (iii) the Company or its applicable Subsidiary has not collaterally assigned or granted any other security interest in such Real Property Lease or any interest therein.

(c) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all tangible Company Assets included as assets on the unaudited consolidated balance sheet of the Company on the Balance Sheet Date and (ii) none of the Company’s or any of its Subsidiaries’ ownership of, or leasehold interest in, any such tangible Company Assets is subject to any Liens (except in all cases for Permitted Liens).

Section 3.22 Compliance. Except as set forth in Section 3.22 of the Company Disclosure Letter:

(a) Since January 1, 2014, (i) the business of the Company and its Subsidiaries is, and has been, conducted in compliance in all material respects with all applicable Laws and Orders, including any applicable rules of the FCC or any State PUC, and (ii) neither the Company nor any of its Subsidiaries has received any communication from a Governmental Authority that alleges that the Company or any of its Subsidiaries is in material violation of any such Law or Order.

(b) The Company and its Subsidiaries hold and are in material compliance with all Permits necessary for the Company and its Subsidiaries to conduct their respective businesses and to use their respective Company Assets in all material respects as presently conducted and used. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) each Permit is valid and in full force and effect in accordance with its terms; (ii) the Company and its Subsidiaries have taken all steps reasonably necessary to maintain and preserve the effectiveness of all Permits; (iii) the Company and its Subsidiaries are, and since January 1, 2014 has been, in compliance with all Permits; (iv) to the Knowledge of the Company, no event has occurred that (with notice or lapse of time or both) would (A) constitute a default or violation of any term, condition or provision of any Permit or (B) reasonably be expected to result in the revocation, cancellation, suspension, nonrenewal, placement of restrictions on or material adverse modification of any Permit; (v) there are no Legal Actions, including before the FCC or any State PUC, pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation, suspension, nonrenewal, placement of restrictions on or material adverse modification of any Permit; and (vi) the Company and its Subsidiaries have all Permits from, have made all required filings with and have made all required payments due to all Governmental Authorities, including any state regulatory authority, the FCC and any State PUCs, required to conduct their respective businesses as presently conducted.

Section 3.23 Anti-Corruption.

(a) For the past five (5) years, the Company, each of its Subsidiaries and, to the Knowledge of the Company, each of their respective directors, officers, employees, agents and other Persons acting on their behalf: (i) have complied in all material respects with Anti-Corruption Laws; and (ii) have not offered, promised or made payments of money or anything of value, whether directly or indirectly, to any Government Official to (A) influence any official act or decision of a Government Official, (B) induce a Government Official to do or omit to do any act in violation of a lawful duty, (C) secure any improper business advantage or (D) obtain or retain business for, or otherwise direct business to, the Company or any of its Subsidiaries or affiliated companies.

(b) Except as set forth in Section 3.23(b) of the Company Disclosure Letter, for the past five (5) years, neither the Company nor any of its Subsidiaries has (i) received any material whistleblower or other similar internal or material external report or complaint, (ii) conducted any internal investigation or (iii) received any communication, subpoena or notice of investigation from a Governmental Authority related to any bribe, rebate, payoff, influence payment, kickback, unlawful payment, act of corruption or potential violation of any Anti-Corruption Law by the Company, any of its Subsidiaries or any of their respective Representatives.

Section 3.24 Regulatory Matters.

(a) Section 3.24(a) of the Company Disclosure Letter sets forth a true and complete list of each Permit received by (or applied for by) the Company or any of its Subsidiaries from the FCC, any State PUC, foreign regulatory authorities or other Governmental Authority to own or operate businesses regulated by Communications Laws. Except as set forth on Section 3.24(a) of the Company Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, each Permit is valid and in full force and effect in accordance with its terms, and there is no outstanding written notice of cancellation, termination, modification, or notice of apparent liability or any written threatened cancellation, termination or modification in connection therewith nor are any of such Permits subject to any restrictions or conditions that limit the operations of the Company or any of its Subsidiaries (other than restrictions or conditions generally applicable to Permits of that type).

(b) Since January 1, 2014 through the date of this Agreement, and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have taken all steps reasonably necessary to maintain and preserve the effectiveness of the Permits.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, there are no existing or, to the Knowledge of the Company, threatened Legal Actions before any Governmental Authority, including the FCC and the State PUCs, regarding the Permits or the operations of the Company of any of its Subsidiaries (except Legal Action of general applicability to the industry and not specific to the Company or its Subsidiaries), that would reasonably be expected to result in the revocation, cancellation, suspension, nonrenewal, placement of material restrictions on, or material adverse modification of any of, the Permits that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is not aware of any fact relating to its or any of its Subsidiaries’ respective businesses, operations (including but not limited to operations in foreign jurisdictions), financial condition, direct or indirect foreign ownership or control, or legal status, including any officer’s, director’s or current employee’s status, that might reasonably be expected to impair the ability of the parties to this Agreement to obtain, on a timely basis, any authorization, consent, Order, declaration or approval of, or ability to contract with, any Governmental Authority or third party necessary for the consummation of the transactions contemplated by this Agreement, or that might result in one or more material conditions being placed on any such authorization, consent, Order, declaration or approval of, or ability to contract with, any Governmental Authority (including the FCC and any State PUC) or third party necessary for the consummation of the transactions contemplated by this Agreement.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, to the Company’s Knowledge, no event has occurred that results in, or after notice or lapse of time, or both, would reasonably be expected to result in the revocation, cancellation, suspension, nonrenewal, placement of restrictions on, or material adverse modification of any of the Permits.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, the Company’s Subsidiaries are not in violation of any Communications Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance in all material respects with the Communications Laws applicable to, and the terms and conditions of, any Permit, and have all Permits from, have made all required filings with, and have made all required payments due to, all Governmental Authorities, including any state regulatory authority, the FCC and the Universal Service Administrative Company (in connection with any federal Universal Service Fund assessments and contributions), required to conduct their respective businesses as presently conducted as of the date of this Agreement. Except as set forth in Section 3.24(e) of the Company Disclosure Letter, there is not pending, or to the Company’s Knowledge threatened, any audits, examinations, investigations, or other proceedings in respect of any such filing and/or reporting requirements, in each case, which would reasonably be expected to be material to the Company.

Section 3.25 Takeover Statutes. Assuming that the representations and warranties of Parent and Merger Sub contained in the last sentence of Section 4.5(c) are true and correct, the Company Board has taken all necessary action to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to this Agreement, the Merger or the other transactions contemplated by this Agreement, including by approving this Agreement, the Merger and the other transactions contemplated by this Agreement. No other takeover, anti-takeover, business combination, moratorium, fair price, control share acquisition or similar Law will apply to this Agreement or the transactions contemplated hereby. There is no shareholder rights plan, “poison pill”, anti-takeover plan or other similar plan, device or arrangement to which the Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any capital stock of the Company or any of its Subsidiaries.

Section 3.26 Transactions with Affiliates. As of the date of this Agreement, other than rights to receive Merger Consideration, there are no transactions, arrangements or Contracts between the Company or any Subsidiary of the Company, on the one hand, and any director, officer, stockholder or other Affiliate of the Company (other than the Company’s wholly owned Subsidiaries), on the other hand, that are required to be described under Item 404 of Regulation S-K of the SEC in the Company SEC Reports, which are not described therein.

Section 3.27 Insurance. The Company and its Subsidiaries are covered by valid and currently effective insurance policies and all premiums payable under such policies have been duly paid since January 1, 2014. Since January 1, 2014 through the date hereof, none of the Company or any of its Subsidiaries has received any written notice of default, non-renewal or cancellation of any such policy. All fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by or on behalf of the Company or any of its Subsidiaries (“Insurance Policies”) provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain Insurance Policies that have not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.28 Opinion of Financial Advisor. Perella Weinberg Partners LP (the “Company Financial Advisor”) has delivered to the Company Board its opinion to the effect that, as of the date of this Agreement, and subject to the various limitations, assumptions, factors and matters set forth therein, the Merger Consideration is fair to the stockholders of the Company from a financial point of view.

Section 3.29 Brokers. No broker, finder, adviser or investment banker other than the Company Financial Advisor is entitled to any brokerage, success, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.30 No Additional Representations. Except for the specific representations and warranties of the Company contained in this Article III (which to the extent provided for in this Agreement include and are subject to the Company Disclosure Letter and the Company SEC Reports), none of the Company, its Subsidiaries or Affiliates and their respective stockholders, controlling persons, Representatives or any other Person makes or has made any representation or warranty, either express or implied, with respect to the Company or its Subsidiaries or Affiliates and their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent, Merger Sub or any of their respective Affiliates, stockholders or Representatives. Except for the specific representations and warranties of the Company contained in this Article III, if applicable (which to the extent provided for in this Agreement include and are subject to the Company Disclosures Letter and the Company SEC Reports publicly available prior to the date of this Agreement), none of the Company, its Affiliates or its Representatives makes any representations or warranties relating to (i) the maintenance, repair, condition, design, performance or marketability of any asset or property of the Company or any of its Affiliates, including merchantability of fitness for a particular purpose, (ii) the operation of the business by Parent after the Closing, (iii) the maturity or acceleration of any contingent liability or other liability not yet due and owing relating to the Company and its Affiliates or their respective businesses, or (iv) the probable success or profitability of the business of the Company and its Affiliates after the Closing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the corresponding sections of the disclosure letter delivered by Parent to the Company before the execution of this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed to be disclosure with respect to any other section to which the relevance of such item is reasonably apparent on its face, Parent and Merger Sub represent and warrant to the Company that:

Section 4.1 Organization and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization. Each of Parent and Merger Sub has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2 Governmental Authorizations. Assuming that the representations and warranties of the Company contained in Section 3.3 are true and correct, the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require (with or without notice or lapse of time or both) any Governmental Authorization, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act or state securities Laws or “blue sky” Laws;

(c) any filings with and approvals of NASDAQ to permit the shares of Common Stock to be de-listed from NASDAQ and de-registered under the Exchange Act;

(d) the pre-merger notification required under the HSR Act;

(e) FCC Consents and State PUC Consents required by any Governmental Authority, as set forth on Section 3.3(f) of the Company Disclosure Letter; and

(f) such other Governmental Authorization, where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.3 Authorization. Each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The board of directors of each of Parent and Merger Sub at a meeting duly called and held has (a) unanimously approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement and (b) declared that it is in the best interests of the stockholders of Parent or Merger Sub that Parent or Merger Sub, as applicable, enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement. Parent, as sole stockholder of Merger Sub, has approved and adopted this Agreement, the Merger and the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub. Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and by general equitable principles). Except to the extent obtained prior to the date of this Agreement, no vote or consent of the stockholders of Parent is required by any applicable Law or the certificate of incorporation or bylaws or other equivalent organizational documents of Parent in connection with the Merger or other transactions contemplated by this Agreement.

Section 4.4 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub;

(b) contravene or conflict with, or result in any violation or breach of, any Law or Permit applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all Governmental Authorizations described in Section 4.2 have been obtained or made, as applicable, other than as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect;

(c) result in any violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, acceleration or consent) under any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; or

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as, if not obtained, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5 Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock; Section 203 of the DGCL.

(a) The authorized capital stock of Merger Sub consists solely of one thousand (1,000) shares of common stock, par value $0.01 per share, all of which shares are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any capital stock of or other equity interests in Merger Sub.

(b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, prior to the Effective Time, Merger Sub will not have engaged in any business activities or conducted any operations and have no Liabilities or obligations other than in connection with the transactions contemplated by this Agreement.

(c) No shares of Common Stock or securities that are convertible, exchangeable or exercisable into Common Stock are owned (directly or indirectly, beneficially or of record) by any Sponsor, Parent or Merger Sub or any direct or indirect wholly owned Subsidiary or controlled Affiliate of any Sponsor, Parent or Merger Sub. Merger Sub has no Subsidiaries. None of the Sponsors, Parent, Merger Sub or their respective controlled Affiliates holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement. Before the action of the Company Board taken on the date of this Agreement, neither Parent nor Merger Sub, alone or together with any other Person, was at any time, or became, an “interested stockholder” of the Company as defined in Section 203 of the DGCL, or has taken any action that would cause the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL to be applicable to this Agreement, the Merger or any transactions contemplated by this Agreement.

(d) As of the date of this Agreement, none of the Sponsors, Parent, Merger Sub or their respective Affiliates has any agreement, arrangement or understanding concerning the transactions contemplated by this Agreement with any director of the Company.

Section 4.6 Financing.

(a) Each of Parent and Merger Sub affirms that it is not a condition to Closing under this Agreement (including the payment by Parent and Merger Sub of the Required Payments) that Parent or Merger Sub obtains Debt Financing (including, without limitation, as contemplated in the Debt Commitment Letter for or related to any of the transactions contemplated herein, but acknowledging that the Company’s right to specific performance to cause the Equity Financing to be funded under the Equity Commitment Letter are subject to the conditions set forth in Section 8.16(b)). Any failure to consummate the transactions contemplated by this Agreement (including the payment by Parent and Merger Sub of the Required Payments) as a result of a failure to close any Debt Financing or receive the proceeds of any Debt Financing shall constitute a material breach by Parent and Merger Sub of this Agreement.

(b) Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a duly executed equity commitment letter to which the Company is an express third party beneficiary on the terms and subject to the conditions set forth therein, dated as of the date hereof (including all exhibits, schedules and annexes to such letter, the “Equity Commitment Letter”), from GTCR Fund X/A LP, GTCR X/C LP and GTCR Co-Invest X LP (collectively, the “Sponsors” and each, a “Sponsor”), pursuant to which the Sponsors have committed, on the terms set forth therein and subject to the conditions contained therein, to provide to Parent equity financing, in the amounts set forth therein, in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (the “Equity Financing”). The Equity Commitment Letter has not been amended, modified, terminated or withdrawn and is a legal, valid and binding obligation of Parent and the Sponsors, and, to the Knowledge of Parent, the other parties thereto, enforceable against Parent and, to the Knowledge of Parent, the Sponsors in accordance with its terms. There are no other agreements, side letters or arrangements relating to the Equity Commitment Letter that would reasonably be expected to affect the timing of the Closing or the availability of the funding in full of the Equity Financing contemplated by the Equity Commitment Letter at the Closing.

(c) Neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth in the Equity Commitment Letter, and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach, default or failure by Parent or Merger Sub to satisfy any condition precedent set forth therein. As of the date hereof, there is no fact or occurrence existing that, with or without notice, lapse of time or both, would reasonably be expected to (A) make any of the assumptions or any of the statements set forth in the Equity Commitment Letter inaccurate in any material respect, (B) result in any of the conditions in the Equity Commitment Letter not being satisfied, (C) cause the Equity Commitment Letter to be ineffective or (D) otherwise result in the Equity Financing not being available at the Closing in order to consummate the transactions contemplated by this Agreement. As of the date of this Agreement, no Sponsor has notified Parent or Merger Sub of its intention to terminate the Equity Commitment Letter or not to provide the Equity Financing. Assuming the accuracy of the representations and warranties of Company and its Subsidiaries in Section 3.6 on the Closing Date, the net proceeds from the Equity Financing and Debt Financing together with cash on hand at the Company will be sufficient to consummate the Merger and the other transactions contemplated by this Agreement, including the payment of the Required Payments. Parent or Merger Sub has paid in full any and all commitment or other fees required by the Equity Commitment Letter that are due as of the date hereof, and will pay, after the date hereof, all such commitments and fees as they become due to the extent such payment is a condition precedent to the availability of the Equity Financing. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing or the conditions precedent thereto, other than as explicitly set forth in the Equity Commitment Letter (the “Disclosed Equity Conditions”). No Person has any right to impose, and none of the Sponsors, Parent or Merger Sub has any obligation to accept, any condition precedent to such funding other than the Disclosed Equity Conditions nor any reduction to the aggregate amount available under the Equity Commitment Letter on the Closing Date (nor any term or condition which would have the effect of reducing the aggregate amount available under the Equity Commitment Letter on the Closing Date). As of the date of this Agreement, and assuming satisfaction of the conditions set forth in Article VI, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Equity Financing, or that the Equity Financing will not be available to Parent or Merger Sub on the Closing Date.

(d) Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company (i) a duly executed debt commitment letter, dated as of the date hereof (including all exhibits, schedules and annexes to such letter and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.20(c), the “Debt Commitment Letter”), from the lenders party thereto, including any lenders who become party thereto by joinder (collectively, the “Lenders”), pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the debt amounts set forth therein (the debt financing contemplated by the Debt Commitment Letter, together with any permitted Alternative Debt Financing, is collectively referred to in this Agreement as the “Debt Financing”) and (ii) the fee letter referred to in the Debt Commitment Letter (with only fee amounts, pricing caps, original issue discount, market flex and other customary economic terms redacted (none of which would adversely affect the amount (other than through the operation of the original issue discount) or availability of the Debt Financing)) (as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.20(c), the “Fee Letter”). As of the date of this Agreement, the Debt Commitment Letter has not been amended, modified, terminated or withdrawn and is a valid and binding obligation of Parent and Merger Sub and, to the Knowledge of Parent, the other parties thereto, enforceable against Parent and Merger Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and by general equitable principles). There are no other agreements, side letters or arrangements relating to the Debt Financing that would reasonably be expected to affect the timing of the Closing or the availability of the funding in full of the Debt Financing contemplated by the Debt Commitment Letter at the Closing.

(e) As of the date of this Agreement, neither Parent nor Merger Sub is in breach of any of the terms or conditions set forth in each of the Debt Commitment Letter or Fee Letter with respect to Parent and Merger Sub and, to the Knowledge of Parent with respect to the Financing Sources, no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach, default or failure to satisfy any condition precedent set forth therein. As of the date hereof, to the Knowledge of Parent, there is no fact or occurrence existing that, with or without notice, lapse of time or both, could reasonably be expected to (A) result in any of the conditions in each of the Debt Commitment Letter and Fee Letter not being satisfied, (B) cause the Debt Commitment Letter or Fee Letter to be ineffective, (C) cause any of the Lenders not to perform their respective obligations to fund the Debt Financing under the Debt Commitment Letter or (D) otherwise result in the Debt Financing not being available on a timely basis in order to consummate the transactions contemplated by this Agreement. As of the date of this Agreement, no Lender has notified Parent or Merger Sub of its intention to terminate the Debt Commitment Letter or not to provide the Debt Financing. Parent or Merger Sub has paid in full any and all commitment or other fees required by the Debt Commitment Letter and Fee Letter that are due as of the date hereof, and will pay, after the date hereof, all such commitments and fees as they become due to the extent such payment is a condition precedent to the availability of the Debt Financing. There are no conditions precedent to the funding of the full amount of the Debt Financing, other than as explicitly set forth in the Debt Commitment Letter and unredacted portions of the Fee Letter (the “Disclosed Debt Conditions”). No Person has any right to impose, and none of Parent or Merger Sub has any obligation to accept, any condition precedent to such funding other than the Disclosed Debt Conditions nor any reduction to the aggregate gross amount under the Debt Commitment Letter on the Closing Date (nor any term or condition which would have the effect of reducing the aggregate gross amount under the Debt Commitment Letter on the Closing Date). As of the date of this Agreement, and assuming satisfaction of the conditions set forth in Section 6.1 and Section 6.2, neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Debt Financing, or that the Debt Financing will not be available to Parent or Merger Sub on the Closing Date.

Section 4.7 Solvency. Assuming that the representations and warranties of the Company and its Subsidiaries set forth in Section 3.6, Section 3.11 and Section 3.12 (in each case disregarding references to Company Material Adverse Effect and other materiality qualifiers contained therein) are true and correct in all material respects, on and as of the Effective Time, and after giving effect to the transactions contemplated by this Agreement, Parent, the Surviving Corporation and the Surviving Corporation’s Subsidiaries, taken as a whole, will be Solvent.

Section 4.8 Litigation. As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated by this Agreement. As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any Order of any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the transactions contemplated by this Agreement.

Section 4.9 FCC Consents. Assuming that the representations and warranties of the Company contained in Section 3.3(f) are true and correct, Parent represents that it does not have direct or indirect foreign ownership interests that are required to be reported in the applications for the FCC Consents.

Section 4.10 Absence of Certain Arrangements. As of the date of this Agreement (and, as of the Closing, except with the express consent of the Company or as otherwise arise out of such discussions as may be approved by the Company Board or a duly authorized committee thereof), none of the Sponsors, Parent or Merger Sub nor any of their respective controlled Affiliates has entered into any employment, management, contribution, rollover or similar agreement or understanding, whether formal or informal, or made or entered into any other Contract relating to this Agreement, the Merger or any of the other transactions contemplated hereby, with any of the Company’s directors, officers or employees.

Section 4.11 Brokers. No broker, finder, adviser or investment banker is entitled to any brokerage, success, finder’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent, Merger Sub or their respective Subsidiaries.

Section 4.12 Limited Guaranty. Concurrently with the execution of this Agreement, the Sponsors have delivered to the Company the duly executed Limited Guaranty. As of the date hereof, the Limited Guaranty is in full force and effect and constitutes the valid and binding obligation of the Sponsors, enforceable against the Sponsors in accordance with its terms, in each case, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and by general equitable principles, and no event has occurred which, with or without notice or lapse of time, or both, would or would reasonably be expected to constitute a default or breach on the part of the Sponsors under the Limited Guaranty.

Section 4.13 No Additional Representations. Each of Parent and Merger Sub is a sophisticated purchaser, possesses such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment under this Agreement. In entering into this Agreement and each of the other documents and instruments relating to the Merger referred to herein, Parent and Merger Sub have each relied solely upon its own investigation and analysis, and Parent and Merger Sub acknowledge and agree (a) that, except for the specific representations and warranties of the Company contained in Article III, if applicable (which to the extent provided for in this Agreement include and are subject to the Company Disclosure Letter and the Company SEC Reports), none of the Company, its Subsidiaries or Affiliates and their respective stockholders, controlling persons, Representatives or any other Person makes or has made any representation or warranty, either express or implied, with respect to the Company or its Subsidiaries or Affiliates and their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent, Merger Sub or any of their respective Affiliates, stockholders or Representatives and (b) that, to the fullest extent permitted by applicable Law, none of the Company, its Affiliates or Subsidiaries, stockholders, Representatives or any other Person shall have any Liability or responsibility whatsoever to Parent or Merger Sub, their Affiliates or their Subsidiaries, stockholders, Representatives or any other Person on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Parent, Merger Sub, their respective Affiliates or any of their respective Subsidiaries, stockholders, Representatives or any other Person, except as and only to the extent expressly set forth in this Agreement. Each of Parent and Merger Sub, its Affiliates and its Representatives have received and may continue to receive from the Company, its Affiliates and their respective Representatives certain projections, estimates and other forward-looking information for the business of the Company and its Affiliates and certain plan and budget information. Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them, their affiliates or their respective Representatives (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets) and acknowledge and agree that each of Parent and Merger Sub is not relying on any estimates, projections, forecasts, plans or budgets made available or otherwise furnished by the Company, its Affiliates or their respective Representatives, and each of Parent and Merger Sub shall not, and shall cause its Affiliates and its Representatives not to, hold any such Person liable with respect thereto (whether in warranty, contract, tort (including negligence or strict liability) or otherwise). There are uncertainties inherent in attempting to make projections, estimates or other forward-looking information, and Parent is familiar with such uncertainties.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) From and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII, except as expressly contemplated or permitted by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, or as required by Law or existing Material Contract or Company Benefit Plan or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to use reasonable best efforts to, (i) conduct its operations only in the ordinary course of business consistent with past practice and (ii) maintain and preserve intact its business organization and to preserve the good will of its material customers, suppliers, agents, employees and other Persons with whom the Company or any of its Subsidiaries has material business relationships.

(b) Without limiting the generality of the foregoing, from and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII, except as expressly contemplated or permitted by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as required by Law or existing Material Contract or Company Benefit Plan or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(i) Organizational Documents. Make any amendment to the Company Organizational Documents or any material amendment to the comparable organizational or governing documents of any of the Company’s Subsidiaries;

(ii) Business Combinations. Adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation or other reorganization of the Company or any of its Subsidiaries (other than the Merger) with any other Person;

(iii) Acquisitions. Make any acquisition (whether by merger, consolidation, or acquisition of stock or assets) of any interest in any Person (or any business line or division thereof) or assets thereof, other than acquisitions of inventory, raw materials and other property in the ordinary course of business consistent with past practice;

(iv) Capital Stock. Issue, sell, pledge, grant, transfer, encumber or otherwise dispose of any shares of capital stock of or other equity interests in the Company or any of its Subsidiaries, any securities convertible into or exchangeable for such capital stock or other equity interests or any options, warrants, calls, commitments, phantom stock rights, stock appreciation rights, stock-based performance units, restricted stock units, performance share awards or rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible, exchangeable or exercisable securities or that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of the Company or any of its Subsidiaries (other than (A) the issuance of shares upon the settlement, exercise or vesting of Company Options, Company Restricted Stock Awards and Company PSUs outstanding as of the date hereof in accordance with their terms as in effect on the date hereof or (B) by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company; except, in the case of each of clauses (A) through (B), as permitted under Section 5.1(b)(vii));

(v) Investments. Make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect a wholly owned Subsidiary of the Company);

(vi) Dividends. Declare, set aside, establish a record date for, make or pay any dividend or other distribution (whether payable in cash, stock, property or otherwise) with respect to any of its capital stock or other equity interests (except for dividends paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or to any other direct or indirect wholly owned Subsidiary of the Company);

(vii) Repurchases. Reclassify, split, combine, subdivide, amend the terms of, redeem, purchase or otherwise acquire, directly or indirectly, any of its or its Subsidiaries’ capital stock or securities convertible, exchangeable into or exercisable for any shares of its capital stock or other equity interests (other than (i) with respect to any wholly owned Subsidiary of the Company, (ii) the acquisition of any shares tendered by current or former employees or directors in order to pay Taxes in connection with the settlement of Company Options, Company Restricted Stock Awards or Company PSUs or (iii) in connection with a customary cashless exercise of Company Options);

(viii) Indebtedness. Incur or enter into any agreement to incur any Indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person (other than a wholly owned Subsidiary of the Company) for Indebtedness (except for (A) in connection with refinancing of existing Indebtedness on terms no less favorable to the Company than, and in an aggregate principal amount not in excess of, such existing Indebtedness or (B) borrowings under the Company’s existing credit facilities);

(ix) CapEx. Except (A) as set forth in the capital budget provided to Parent, or (B) for expenditures related to operational emergencies as to which notice to and opportunity to grant approval by Parent is not practicable, make or authorize capital expenditures in excess of $2,000,000 in the aggregate;

(x) Legal Actions. Settle or compromise any litigation, claim or other Legal Action against the Company or any of its Subsidiaries, other than settlements or compromises of any Legal Action (other than Shareholder Litigation) where the amounts paid by the Company or any of its Subsidiaries in settlement or compromise do not exceed $1,000,000 individually or $5,000,000 in the aggregate, in each case without the imposition of equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries;

(xi) Transfer of Assets. Transfer, sell, lease, license, mortgage, pledge, surrender, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties, product lines or businesses of the Company or its Subsidiaries, in each case, other than Intellectual Property and other than in the ordinary course of business;

(xii) Intellectual Property. Sell, assign, pledge, transfer, license, abandon or otherwise dispose of any material Intellectual Property owned by the Company and its Subsidiaries, except for (A) non-exclusive licenses granted in the ordinary course of business consistent with past practice, (B) expirations of Intellectual Property in accordance with the applicable statutory term (if such term is non-renewable), and (C) disposals of Intellectual Property that is, in the Company’s reasonable business judgment, not material to or useful in the Company’s and its Subsidiaries’ respective businesses;

(xiii) Material Contracts. Modify, amend, terminate or waive any rights under any Material Contract in any material respect in a manner which is materially adverse to the Company or enter into or amend (in any material respect in a manner which is adverse to the Company) any Contract that, if existing on the date of this Agreement, would be a Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(xiv) Compensation and Benefits. Except (A) to satisfy contractual obligations pursuant to Contracts as in effect on the date of this Agreement, (B) pursuant to the terms of Company Benefit Plans as in effect on the date of this Agreement, (C) in connection with the annual salary and annual bonus review process conducted following the end of the Company’s fiscal year, (D) in conjunction with new hires, promotions, internal transfers of employment and changes in job position or status, in each case for any employee whose annual base salary following such change is less than $125,000 (provided that any new compensation or benefits arrangements for any newly hired, promoted or transferred employee shall have a value that is consistent with the past practice of making compensation and benefits available to newly hired, promoted or transferred employees, respectively, in similar positions) or (E) as contemplated by Section 2.3, the Company shall not, and shall not permit any of its Subsidiaries to, (1) pay or commit to pay any material severance, change of control, retention, termination or similar compensation or benefits, (2) enter into, materially amend, adopt, establish or terminate any Company Benefit Plan or collective bargaining agreement, (3) increase or commit to increase in any material respect any compensation or employee benefits payable to any Participant, (4) take any action to accelerate the vesting of, or payment of, any compensation or benefit under any Company Benefit Plan or (5) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan;

(xv) Tax. Make, change or revoke any material Tax election, file any material amended Tax Return, enter into any material closing agreement, surrender any right to claim a material refund of Taxes, consent to an extension or waiver of the limitation period applicable to any material Tax claim or assessment, incur any liability for material Taxes outside the ordinary course of business, fail to pay any material Tax that becomes due and payable (including estimated Tax payments), prepare or file any material Tax Return in a manner inconsistent with past practice, adopt or change any of its material methods of reporting income or deductions for Tax purposes or other Tax accounting method, settle or compromise any material Tax liability or settle any material Tax claim, audit or dispute;

(xvi) Accounting. Except as may be required by a change in GAAP or applicable Law, make any material change in its financial accounting principles, policies or practices;

(xvii) Insurance. Voluntarily cancel, terminate or fail to renew (in a form and amount consistent with past practice) any material insurance policies covering the Company, any of its Subsidiaries or any of their respective business, assets or properties;

(xviii) Affiliate Transactions. Forgive any loan to a director, officer or employee of the Company or any of their respective Affiliates, or enter into or amend any arrangement or Contract with any director, officer, employee or other Affiliate or stockholder of the Company or any other Person that (A) would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act or (B) would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement; or

(xix) Related Actions. Agree, authorize, enter into any Contract or otherwise make any commitment to do any of the foregoing.

Section 5.2 Conduct of Business of Parent. Until the Effective Time, Parent shall not, and shall not permit Merger Sub or any of its other Subsidiaries or HSR Affiliates to, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), enter into, or permit any Subsidiary or HSR Affiliate to enter into, any definitive agreement to acquire, by merger, consolidation, acquisition of equity interests or assets or otherwise, any Person if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger, consolidation, acquisition of equity interests or assets or otherwise, would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any FCC Consents and State PUC Consents or the expiration or termination of the waiting period under the HSR Act, (B) materially increase the risk of any Governmental Authority seeking or entering an Order prohibiting the consummation of the transactions contemplated by this Agreement or imposing material conditions on any such authorization, consent, Order, declaration or approval of any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement or (C) materially delay or prevent the consummation of the transactions contemplated by this Agreement (it being acknowledged and agreed that, with respect to transactions for total consideration less than $100,000,000, Parent may rely upon good faith advice of outside regulatory counsel with respect to the foregoing matters and shall not have liability hereunder to the extent acting in good faith based upon such advice).

Section 5.3 Access to Information; Confidentiality.

(a) From the date hereof until the Effective Time, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent, the Lenders and their respective Representatives reasonable access at reasonable times, upon prior notice to the Company, to the officers, employees, properties, books and records of the Company and its Subsidiaries, and (ii) furnish such information concerning the Company and its Subsidiaries as Parent, the Lenders or their respective Representatives or its Representatives may reasonably request. Notwithstanding the foregoing, the Company shall not be required to provide such access if the Company reasonably determines that it would cause significant risk of (A) disrupting or impairing the business or operations of the Company or any of its Subsidiaries, (B) constituting a violation of any Contract with respect to confidentiality or non-disclosure owing to a third party (including any Governmental Authority) to which the Company or any of its Subsidiaries is a party, (C) constituting a violation of any applicable Law, (D) disclosure of any information that in the reasonable judgment of the Company would result in the disclosure of any trade secrets or other confidential business information, (E) to the extent such information relates to individual performance or personnel evaluation records, medical histories or other personnel information, subjecting the Company or any of its Subsidiaries to potential liability or (F) resulting in a waiver of attorney-client privilege, work product doctrine or similar privilege; provided, however, that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in such violation, disclosure or loss of privilege.

(b) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Amended and Restated Confidentiality Agreement, dated September 13, 2016 (the “Confidentiality Agreement”), between GTCR LLC and the Company with respect to the information disclosed under this Section 5.3; provided, that the form of the Confidentiality Agreement and all obligations thereunder shall automatically be extended for so long as this Agreement remains in effect.

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to conduct or cause to be conducted any environmental investigation or other intrusive testing of the current or former operations or facilities of the Company or any of its Subsidiaries without the express prior written consent of the Company in its sole discretion.

(d) Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the Company’s or its Subsidiaries’ operations before the Effective Time. Before the Effective Time, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

(e) Notwithstanding the foregoing, any access to the properties of the Company or any of its Subsidiaries granted pursuant to this Section 5.3 shall be subject to the Company’s reasonable security measures and reasonable insurance requirements.

(f) Notwithstanding the foregoing, other than those contacts made in the ordinary course of business not concerning the Company, this Agreement or the transactions contemplated hereby, without the express prior written consent of the Company (which, prior to the expiration or termination of the waiting period under the HSR Act, shall be in the Company’s sole discretion and thereafter shall not be unreasonably withheld, conditioned or delayed), in no event shall Parent, Merger Sub, or their respective Affiliates, directly or indirectly, contact any Person it knows to be an agent, supplier, customer or vendor of the Company or its Subsidiaries regarding, or in connection with, the Company, this Agreement or the transactions contemplated hereby or otherwise in violation of this Agreement or the Confidentiality Agreement.

(g) No investigation or information provided pursuant to this Section 5.2 shall affect any representation or warranty of the Company in this Agreement or any condition to the obligations of the parties in this Agreement.

Section 5.4 Go-Shop; No Solicitation.

(a) Notwithstanding any other provision of this Agreement to the contrary (including for the avoidance of doubt Section 5.4(b)), during the period beginning on the date of this Agreement and continuing until the Solicitation Period End-Date, the Company and its Representatives shall have the right, directly or indirectly, to (i) solicit, initiate and knowingly facilitate or encourage (including by way of furnishing non-public information or providing access to the businesses, properties, books, records or personnel of the Company and its Subsidiaries, in each case pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements) any inquiries regarding, or the making of any proposal or offer that could constitute, an Alternative Proposal; provided, that the Company shall promptly provide or make available to Parent any written material non-public information concerning the Company or any of its Subsidiaries that is provided or made available to any Person and that was not previously provided or made available to Parent; and (ii) continue, enter into and maintain discussions or negotiations with respect to Alternative Proposals or other proposals that could lead to Alternative Proposals, or otherwise cooperate with or assist or participate in, or facilitate any such discussions or negotiations. For purposes of this Agreement, “Solicitation Period End-Date” means 11:59 p.m. (Chicago time) on December 2, 2016.

(b) From and after the Solicitation Period End-Date, except with respect to Excluded Parties, the Company shall, and shall cause its Subsidiaries to, and instruct its and their respective Representatives to, (A) immediately cease and cause to be terminated any discussions or negotiations with any Third Person that may be ongoing with respect to any Alternative Proposal, and (B) request within two (2) Business Days of the Solicitation Period End-Date that each such Third Person promptly return or destroy all confidential information concerning the Company and its Subsidiaries. From the Solicitation Period End-Date until the earlier of termination of this Agreement or the consummation of the transactions contemplated hereby, except as expressly permitted by Section 5.4(e), the Company shall not, and shall cause its Subsidiaries not to, and instruct its and their respective Representatives not to, (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information or providing access to the businesses, properties, books, records or personnel of the Company and its Subsidiaries) any inquiries regarding, or the making of any proposal or offer that constitutes, or the Company reasonably expects to lead to, an Alternative Proposal, (ii) have any discussions (other than to state that the Company is not permitted to have discussions) or participate in any negotiations regarding an Alternative Proposal or any inquiry or offer that the Company reasonably expects to lead to an Alternative Proposal, (iii) execute or enter into any Contract with respect to an Alternative Proposal, or approve or recommend an Alternative Proposal or any agreement, understanding or arrangement relating to an Alternative Proposal, (iv) take any action to make the provisions of any takeover statute inapplicable to any transaction contemplated by an Alternative Proposal, or (v) publicly do or propose to do any of the foregoing. Notwithstanding the foregoing, the Company may continue to take any of the actions described in clauses (i) and (ii) above, from and after the Solicitation Period End-Date until the earliest of (A) the date on which the Excluded Party has terminated or withdrawn the Alternative Proposal made prior to the Solicitation Period End-Date (provided that, for the avoidance of doubt, any amended or modified Alternative Proposal submitted by such Excluded Party shall not be deemed to constitute, in and of itself, an expiration, termination or withdrawal of such previously submitted Alternative Proposal) and (B) 11:59 p.m. (Chicago time) on December 13, 2016 (unless such discussions or negotiations are permitted to continue under Section 5.4(c)), with respect to any Person, group of Persons or group that includes any Person (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the Solicitation Period End-Date constitute at least 50% of the equity financing of such group at all times following the Solicitation Period End-Date and prior to the termination of this Agreement) that made a bona fide Alternative Proposal before the Solicitation Period End-Date and with whom the Company is having ongoing discussions or negotiations as of the Solicitation Period End-Date regarding such bona fide Alternative Proposal (or any amendment or modifications thereto), in each case, that the Company Board determines, prior to the Solicitation Period End-Date, in consultation with its legal and financial advisors, constitutes or would reasonably be expected to lead to a Superior Proposal (all such Persons, together with their Affiliates, equityholders and co-investors, “Excluded Parties”).

(c) Notwithstanding Section 5.4(b), but without limiting the actions permitted by Section 5.4(a) and Section 5.4(b) (including the right to maintain discussions and negotiations with Excluded Parties), following the receipt by the Company of a bona fide written Alternative Proposal after the Solicitation Period End-Date that was not solicited in violation of this Section 5.4 (other than an unintentional and immaterial violation) and prior to the time the Requisite Company Vote is obtained if (A) the Company Board determines, in consultation with its legal and financial advisors, that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (B) the Company Board determines in good faith, based on the information then available and after consultation with its outside legal counsel and financial advisor, that failing to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company may, in response to such Alternative Proposal, subject to compliance with this Section 5.4, (i) furnish access and information with respect to the Company and any of its Subsidiaries to the Third Person who has made such Alternative Proposal pursuant to one or more Acceptable Confidentiality Agreements (provided that all such written material non-public information has previously been provided or made available to Parent or is provided or made available to Parent promptly after it is provided or made available to such Third Person)

and (ii) participate in discussions and negotiations regarding such Alternative Proposal. From and after the Solicitation Period End-Date (and including, for the avoidance of doubt, with respect to any Alternative Proposal received prior to the Solicitation Period End-Date, the foregoing information with respect to such Alternative Proposal and whether the Company Board has designated the Third Person making such Alternative Proposal as an Excluded Party), the Company shall advise Parent of the receipt of any Alternative Proposal, or any inquiry with respect to, or that could reasonably be expected to lead to, any Alternative Proposal (in each case within two (2) Business Days of receipt thereof) and specify the material terms and conditions thereof, including the identity of the Third Person making such Alternative Proposal and an unredacted copy of the Alternative Proposal submitted by such Third Person (including any materials relating to such Third Person’s proposed financing sources, if any). The Company shall notify Parent within two (2) Business Days of any material modifications to the financial or other material terms of such Alternative Proposal or inquiry.

(d) Except as set forth in this Section 5.4, the Company Board shall not, directly or indirectly, (i) withhold, withdraw, modify or qualify, or propose publicly or resolve to withhold, withdraw, modify or qualify, in any manner adverse to Parent, the Company Board Recommendation, or (ii) approve, authorize or recommend or otherwise declare advisable, or propose publicly to approve, authorize or recommend or otherwise declare advisable, any Alternative Proposal (each of (i) and (ii), a “Company Adverse Recommendation Change”) or (iii) approve, authorize, endorse, recommend or allow, or propose publicly to approve, authorize, endorse, recommend or allow the Company to enter into a letter of intent, memorandum of understanding or other Contract relating to an Alternative Proposal (other than an Acceptable Confidentiality Agreement).

(e) Notwithstanding Section 5.4(d), the Company Board may, before obtaining the Requisite Company Vote, in response to a bona fide written Alternative Proposal received by the Company Board after the date of this Agreement but before the Requisite Company Vote and determined by the Company Board in good faith, based on the information then available and after consultation with its outside legal counsel and financial advisor, to be a Superior Proposal, effect a Company Adverse Recommendation Change (and if the Company Board so chooses, terminate this Agreement pursuant to Section 7.4(a) to enter into a definitive written Contract with respect to such Superior Proposal), but only if:

(i) such Superior Proposal, or Alternative Proposal that was a predecessor thereto, did not result, directly or indirectly, from a breach (other than an unintentional and immaterial breach) by the Company of this Section 5.4 and the Company shall have otherwise complied in all material respects with all of its obligations under this Section 5.4 with respect to such Superior Proposal;

(ii) the Company shall have first provided prior written notice to Parent that it is prepared to effect a Company Adverse Recommendation Change and terminate this Agreement to enter into a definitive written Contract with respect to a Superior Proposal, as applicable, which notice shall include (A) the identity of the Third Person making such Superior Proposal, (B) the terms and conditions of the transaction that constitutes such Superior Proposal and (C) an unredacted copy of such Superior Proposal (including any materials relating to such Third Person’s proposed financing sources, if any);

(iii) after providing such notice, the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) during the three (3) Business Day period after delivery of the notice contemplated by clause (ii) above (it being understood that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification pursuant to the foregoing clause (ii) and a new period of negotiation under this clause (iii) of two (2) instead of three (3) Business Days), to make such adjustments in the terms and conditions of this Agreement, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guaranty as would permit the Company Board to determine that the Alternative Proposal would no longer constitute a Superior Proposal;

(iv) the Company Board shall have considered in good faith any changes to this Agreement, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guaranty that may be offered in writing by Parent no later than 5:00 p.m. (Chicago time) on the last day of such three (3) Business Day or two (2) Business Day period, as applicable, and referred to (without duplication) in clause (iii) above, in a manner that would form a binding contract if accepted by the Company, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect; and

(v) the Company Board shall have determined in good faith, after the conclusion of the negotiations provided for in clause (iii) above and consideration of any changes to this Agreement, the Debt Commitment Letter, the Equity Commitment Letter or the Limited Guaranty offered by Parent pursuant to clause (iv) above, without duplication, and consultation with outside legal counsel and financial advisor, that failure to effect a Company Adverse Recommendation Change and terminate this Agreement to enter into a definitive written Contract with respect to a Superior Proposal would be inconsistent with its fiduciary duties under applicable Law.

(f) Notwithstanding anything to the contrary in this Agreement, at any time before obtaining the Requisite Company Vote, if, following the occurrence of an Intervening Event, the Company Board has concluded in good faith, following consultation with its outside legal counsel and financial advisor that, in light of such Intervening Event, its failure to effect a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, then the Company Board may effect a Company Adverse Recommendation Change with respect to such Intervening Event, but only if:

(i) the Company shall have complied in all material respects with all of its obligations under this Section 5.4(f) with respect to such Intervening Event;

(ii) the Company shall have first provided prior written notice to Parent, at least three (3) Business Days in advance, of its determination to effect such a Company Adverse Recommendation Change, which notice shall include a reasonably detailed description of the facts and circumstances constituting such Intervening Event; provided that in the event of any material changes to the facts and circumstances constituting such Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.4(f) with respect to such new written notice and a new period of two (2) instead of three (3) Business Days;

(iii) after providing such notice, the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) during such three (3) or two (2) Business Day period, as applicable, and referred to (without duplication) in clauses (ii) and (iv), to make such adjustments in the terms and conditions of this Agreement, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guaranty as would permit the Company Board to determine that the Intervening Event would not continue to constitute an Intervening Event;

(iv) the Company Board shall have considered in good faith any changes to this Agreement, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guaranty that may be offered in writing by Parent no later than 5:00 p.m. (Chicago time) on the last day of such three (3) or two (2) Business Day period, as applicable, and referred to (without duplication) in clauses (ii) and (iii), in a manner that would form a binding contract if accepted by the Company, and shall have determined that the Intervening Event would continue to constitute an Intervening Event if such changes were to be given effect; and

(v) the Company Board shall have determined in good faith, after the conclusion of the negotiations provided for in clause (iii) above, consideration of any changes to this Agreement, the Debt Commitment Letter, the Equity Commitment Letter or the Limited Guaranty offered by Parent pursuant to clause (iv) above, without duplication, and consultation with outside legal counsel and financial advisor, that failure to effect a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law.

(g) Nothing contained in this Section 5.4 shall prohibit the Company from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, or making any other disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable Law or such disclosure is otherwise required or advisable under applicable Law; provided, further, that any disclosure of the type described in this sentence that does not contain an express reaffirmation of the Company Board Recommendation shall be deemed to be a Company Adverse Recommendation Change for purposes of this Agreement.

(h) The Company agrees that any violation of the restrictions set forth in this Section 5.4 by its Subsidiaries or the Company’s or any of its Subsidiaries’ respective Representatives, including, with respect to such Representatives, a failure to comply with the instructions given to them pursuant to this Section 5.4, (in each case, other than unintentional and immaterial breaches) shall be deemed to be a breach of this Agreement (including this Section 5.4) by the Company.

(i) The Company may waive or fail to enforce any standstill or similar provision in any confidentiality or other agreement it has entered into with any Person, whether prior to or after the date hereof, in order to permit non-public Alternative Proposals to be made to the Company Board on or prior to the Solicitation Period End-Date and otherwise only, if and to the extent, in the good faith judgment of the Company Board, after consultation with its outside legal counsel and financial advisor, the failure to do so would be inconsistent with its fiduciary duties under applicable Law.

Section 5.5 Company Proxy Statement.

(a) As promptly as practicable (and in any event within twenty (20) Business Days) following the date of this Agreement, the Company shall prepare and file with the SEC a draft of the Company Proxy Statement. The Company shall cause the Transaction Filings filed or furnished by the Company or its Subsidiaries to comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder and to satisfy all rules of the NASDAQ Global Select Market. Parent shall provide to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Company Proxy Statement and, to the extent reasonably requested by the Company, shall otherwise assist and cooperate with the Company in the preparation of the Company Proxy Statement and resolution of any comments referred to below. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall furnish to the Company the information relating to Parent and its Affiliates required by applicable Law (including the Exchange Act and the rules and regulations promulgated thereunder) to be set forth in the Company Proxy Statement.

(b) The Company agrees that none of the information to be included or incorporated by reference in the Transaction Filings will, at the date filed with the SEC or the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein. Parent and Merger Sub hereby covenant and agree that none of the information to be supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub for inclusion or incorporation by reference in the Company Proxy Statement shall, at the date filed with the SEC or the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by either Parent or Merger Sub with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company or any Affiliate of the Company in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein.

(c) The Company shall use reasonable best efforts to (i) respond to any comments on the Company Proxy Statement or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests and (ii) cause the definitive Company Proxy Statement to be filed with the SEC and mailed to the stockholders of the Company as promptly as practicable following the resolution of any SEC comments; provided, that the Company shall not be required to mail the Company Proxy Statement prior to the later of (i) the Solicitation Period End-Date or (ii) the end of any discussions with any Excluded Party as permitted pursuant to Section 5.4(b) (and without regard to any subsequent discussions permitted pursuant to Section 5.4(c)). The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence (and reasonable summaries of all oral comments or conversations) relating to the Company Proxy Statement between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Before responding to any such comments or requests or the filing or mailing of the Company Proxy Statement, the Company shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Company Proxy Statement and related correspondence and filings (which comments by Parent shall be reasonably considered in good faith by the Company).

(d) The Company Proxy Statement shall include the Company Board Recommendation unless the Company Board has made a Company Adverse Recommendation Change in accordance with this Agreement.

(e) If, at any time prior to the Effective Time, any information relating to Parent or the Company or any of their respective Affiliates is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Company Proxy Statement so that such document would not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the context under which they are made, not misleading, the party discovering this information shall, as promptly as practical (and in any event within twenty-four (24) hours), notify the other parties to this Agreement and, to the extent required by Law, Parent and the Company shall cause an appropriate amendment or supplement describing this information, as promptly as practicable, to be field with the SEC and, to the extent required by Law, disseminated to stockholders of the Company.

Section 5.6 Company Stockholders Meeting. The Company shall take, in accordance with applicable Law the Company’s certificate of incorporation and bylaws, all actions necessary to (a) establish a record date for, duly call and give notice of the Company Stockholders Meeting (the record date for the Company Stockholders Meeting, the “Record Date”) to consider and vote upon (i) the adoption of this Agreement and (ii) a non-binding advisory vote on “golden parachute” executive compensation arrangements if required by Rule 14a-21(c) under the Exchange Act; and (b) mail the Company Proxy Statement to the stockholders of record of the Company and to other stockholders as required by Rule 14a-13 of the Exchange Act, as of the Record Date, in each case, as promptly as practicable after the date of this Agreement (and in any event within five (5) Business Days following the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Company Proxy Statement); provided, that the Company shall not be required to mail the Company Proxy Statement prior to the later of (i) the Solicitation Period End-Date or (ii) the end of discussions with any Excluded Party permitted pursuant to Section 5.4(b) (and without regard to any subsequent discussions permitted pursuant to Section 5.4(c)), (the date the Company mails the Company Proxy Statement, the “Proxy Date”). Following the Proxy Date, the Company shall call and hold the Company Stockholders Meeting as promptly as practicable (but in any event, the Company shall not be required to hold the Company Stockholders Meeting prior to the later of (i) January 18, 2017 or (ii) thirty-five (35) calendar days following the mailing of the definitive Company Proxy Statement for the purpose of voting on adoption of this Agreement; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Company Stockholders Meeting: (i) with the prior written consent of Parent; (ii) for the absence of a quorum (not to exceed thirty (30) calendar days); and (iii) to allow reasonable additional time (not to exceed thirty (30) calendar days) for the filing and distribution of any supplemental or amended disclosure with respect to the transaction contemplated by this Agreement which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary or advisable under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting. Notwithstanding the foregoing, after the Company Stockholders Meeting has been convened, the Company shall, upon the request of Parent unless the Company Board determines, following a Change in Recommendation in connection with an Intervening Event, that such adjournment would be inconsistent with its fiduciary duties under applicable Law, and the Company may, if Parent does not make such request, adjourn the Company Stockholders Meeting on one or more occasions to the extent necessary to solicit additional proxies in favor of adoption of this Agreement, for such time period as determined by Parent (or, if Parent does not make such request, as determined by the Company); provided, however that (x) such adjournment shall not exceed ten (10) calendar days for each such adjournment; (y) the Company Stockholders Meeting shall not be adjourned by more than thirty (30) calendar days in the aggregate from the originally scheduled date of the Company Stockholders Meeting; and (z) no such adjournment shall be permitted if the Company shall have received by the Company Stockholders Meeting an aggregate number of proxies voting for the adoption of this Agreement, which have not been withdrawn, such that the condition in Section 6.1(a) would be satisfied if a vote were taken at the Company Stockholders Meetings. Once the Company has established the Record Date, the Company shall not establish a different record date without the prior written consent of Parent, including as a result of any adjournment of the Company Stockholders Meeting pursuant to the prior sentence. Unless the Company Board shall have effected a Company Adverse Recommendation Change, the Company shall use reasonable best efforts to solicit proxies in favor of the adoption of this Agreement. In the event the Company Board shall have effected a Company Adverse Recommendation Change, the Company shall use reasonable best efforts to solicit the return of proxies regarding the adoption of this Agreement. The Company shall use reasonable best efforts to ensure that all proxies solicited in connection with the Company Stockholders Meeting are solicited in compliance with all applicable Law. Unless this Agreement is validly terminated in accordance with Article VII, the Company shall submit this Agreement to its stockholders at the Company Stockholders Meeting even if the Company Board shall have effected a Company Adverse Recommendation Change or proposed or announced any intention to do so. The Company shall, upon the reasonable request of Parent, use reasonable best efforts to advise Parent at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Company Stockholders Meeting as to the aggregate tally of proxies received by the Company with respect to the adoption of this Agreement.

Section 5.7 Employees; Benefit Plans.

(a) Compensation and Benefits. For a period of not less than one (1) year following the Closing Date (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries to, provide to each individual who, immediately prior to the Effective Time, is an employee of the Company and its Subsidiaries and who continues in such capacity following the Effective Time (each, a “Continuing Employee”) (i) salary, hourly wage rate, short-term (annual or more frequent) bonus or commission opportunity and other compensation (excluding equity and equity-based awards which will remain discretionary) that are no less favorable, in the aggregate and (ii) benefits that are no less favorable, in the aggregate, in each case of clauses (i) and (ii) than those provided by Parent and its Subsidiaries to similarly situated employees of Parent or such Subsidiaries from time to time.

(b) Cash Bonuses. Notwithstanding any permitted amendment, termination or discretion applicable to any Company Benefit Plan that provides for the payment of annual cash bonuses, Parent agrees to, and agrees to cause the Surviving Corporation and each of their respective Subsidiaries to, pay bonuses to each Continuing Employee in respect of calendar year 2016 (“Cash Bonuses”) in accordance with the terms of the applicable Company Benefit Plan in effect as of the date of this Agreement at target. The Cash Bonuses shall be paid by the Surviving Corporation at the time or times that such Cash Bonuses would normally be paid by the Company, but in no event later than March 15 of the year following the year in which the Cash Bonus was earned. Each Continuing Employee will be entitled to receive a prorated portion of the target Cash Bonus applicable to such Continuing Employee in the event that such Continuing Employee’s employment is terminated without Cause (as defined in Section 5.7(b) of the Company Disclosure Letter) or such Continuing Employee resigns for Good Reason (as defined in Section 5.7(b) of the Company Disclosure Letter) prior to the date the Cash Bonuses are paid (provided that the provisions of this sentence shall not result in the duplication of bonus payments to such Continuing Employee), such prorated Cash Bonus to be payable promptly following the date of such termination.

(c) Parent shall, and shall cause the Surviving Corporation to, during the Continuation Period, (i) honor any severance, change in control and similar agreements, in each case, in effect as of the date of this Agreement and (ii) provide severance to any Continuing Employee who shall be terminated without cause during the Continuation Period in such amounts and on such terms and conditions that are no less favorable than would have been provided by the Company or its Subsidiaries prior to the Effective Time or, if greater, consistent with Parent’s severance program as applied to similarly situated employees of Parent or its Subsidiaries from time to time.

(d) If requested in writing by Parent to the Company at least five (5) Business Days prior to the Closing, the Company and its Subsidiaries shall adopt written resolutions of its board of directors to terminate, effective no later than the day immediately preceding the date on which the Company becomes a member of the same “Controlled Group of Corporations” (as defined in Section 414(b) of the Code) as Parent, any Company Benefit Plan intended to qualify under Section 401(a) of the Code that contains a cash or deferred arrangement under Section 401(k) of the Code.

(e) Parent shall, and shall cause the Surviving Corporation to, honor the Company’s retention program providing for the payment of retention bonuses to certain Continuing Employees in connection with the Merger for the purpose of retaining the services of such Continuing Employees, on the terms set forth on Section 5.7(e) of the Company Disclosure Letter (the “Retention Program”). Following the Effective Time, the Surviving Corporation and/or Parent shall pay or cause to be paid the retention bonuses pursuant to the Retention Program, to certain Continuing Employees in connection with the Merger for the purpose of retaining the services of such Continuing Employees.

(f) For all purposes under all employee benefit plans of Parent, the Surviving Corporation and their respective Subsidiaries providing benefits to any Continuing Employee after the Effective Time (the “New Plans”), each Continuing Employee shall receive full credit for such Continuing Employee’s years of service with the Company and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Subsidiaries have given credit for prior service), to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to credit for such service under any similar or comparable Company Benefit Plan (except to the extent such credit would result in a duplication of accrual of benefits). In addition, where applicable, and without limiting the generality of the foregoing, (i) at the Effective Time, each Continuing Employee immediately shall be eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under a similar or comparable Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); (ii) subject to any required approval of the applicable insurer, which Parent agrees to use or cause the Surviving Corporation or any Subsidiaries to use, reasonable best efforts to obtain, Parent shall cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan to be waived or satisfied for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time; and (iii) Parent shall cause all eligible expenses incurred by each Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(g) With respect to any accrued but unused paid time off to which any Continuing Employee is entitled pursuant to the paid time off policy applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries to, allow such Continuing Employee to use such accrued paid time off in a manner and on such terms and conditions that are consistent with Parent’s paid time off policy as applied to similarly situated employees of Parent or its Subsidiaries from time to time from and after the Effective Time.

(h) Nothing in this Section 5.7, whether express or implied, shall (i) constitute an establishment of, amendment to or other modification of any Company Benefit Plan or New Plan, or (ii) confer upon any current or former employee (or the dependents or beneficiaries thereof) of the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates, any rights or remedies of any nature or kind whatsoever under or by reason of this Section 5.7, including (A) any right to employment or continued employment, (B) any particular term or condition of employment for any specified period, or (C) any limitation on the right of Parent to amend, terminate or otherwise modify any Company Benefit Plan or New Plan.

Section 5.8 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and the Surviving Corporation shall cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director, officer or employee of the Company or any of its Subsidiaries and the fiduciaries of any Company Benefit Plans (the “Indemnified Parties”) as provided in the Company Organizational Documents, in the comparable organizational document of any of the Company’s Subsidiaries, or in any Contract between an Indemnified Party and the Company or one of its Subsidiaries in effect on the date of this Agreement and, in the case of such Contracts, listed on Section 5.8(a) of the Company Disclosure Letter, to survive the Merger and to continue in full force and effect (and shall not be amended, repealed or otherwise modified in a manner that would adversely affect any rights thereunder or hereunder or any Indemnified Party) for a period of not less than six (6) years after the Effective Time or, if longer, for such period as is set forth in any applicable agreement with an Indemnified Party in effect on the date of this Agreement.

(b) Parent and the Surviving Corporation shall, jointly and severally, indemnify all Indemnified Parties to the fullest extent permitted by applicable Law and the Company Organizational Documents (or in the comparable organizational document of any of the Company’s Subsidiaries) with respect to all acts and omissions prior to the Effective Time arising out of or relating to their service as directors, officers or employees of the Company, its Subsidiaries or another Person, if such Indemnified Party is or was serving as a director, officer or employee of such other Person at the request of the Company or Parent, or fiduciaries of the Company Benefit Plans, whether asserted or claimed at or after or occurring before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement). If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification hereunder, Parent and the Surviving Corporation shall, jointly and severally, advance as incurred any Damages out of or incurred in connection with such Legal Action, subject to Parent’s or the Surviving Corporation’s, as applicable, receipt of an undertaking in customary form by or on behalf of such Indemnified Party to repay such Damages if it is ultimately determined under applicable Law or the Company Organizational Documents (or in the comparable organizational document of any of the Company’s Subsidiaries) that such Indemnified Party is not entitled to be indemnified. In the event of any such Legal Action, (i) each of Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Legal Action and (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Legal Action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could reasonably be expected to be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Action or such Indemnified Party otherwise consents in writing.

(c) Parent and the Surviving Corporation shall, jointly and severally, maintain in effect for at least six (6) years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement) so long as Parent and the Surviving Corporation are not required to pay in the aggregate an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 300% amount being the “Maximum Premium”). If Parent or the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, Parent and the Surviving Corporation shall, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.8(c), before the Effective Time, the Company shall be entitled to (and, at Parent’s request, the Company shall) purchase a “tail” directors’ and officers’ liability insurance policy covering the matters described in this Section 5.8(c) for an amount not to exceed the Maximum Premium and, if the Company purchases such a policy before the Effective Time, Parent and the Surviving Corporation’s obligations under this Section 5.8(c) shall be satisfied so long as Parent and the Surviving Corporation cause such policy to be maintained in effect for a period of six (6) years following the Effective Time.

(d) Parent hereby acknowledges that the Indemnified Parties may have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons. Parent hereby agrees (i) that Parent and the Surviving Corporation are the indemnitor of first resort (i.e., their obligations to the Indemnified Parties are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Indemnified Party are secondary), (ii) that Parent and the Surviving Corporation shall be required to advance the full amount of expenses incurred by any such Indemnified Party and shall be liable for the full indemnifiable amounts, without regard to any rights any such Indemnified Party may have against any such other Person and (iii) that Parent irrevocably waives, relinquishes and releases (and shall cause the Surviving Corporation to irrevocably waive, relinquish and release) such other Persons from any and all claims against any such other Persons for contribution, subrogation or any other recovery of any kind in respect thereof. Each of Parent and Surviving Corporation further agrees that no advancement or payment by any of such other Persons on behalf of any such Indemnified Party with respect to any claim for which such Indemnified Party has sought indemnification from the Surviving Corporation shall affect the foregoing and such other Persons shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Party against the Surviving Corporation.

(e) The covenants contained in this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The Surviving Corporation shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.8, except to the extent that it is ultimately determined by a Governmental Authority with valid jurisdiction that such Indemnified Party is not entitled to be indemnified pursuant to this Agreement.

(f) In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent and the Surviving Corporation shall take all necessary action so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.8.

Section 5.9 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law (but subject, for the avoidance of doubt, to the limitations set forth in Section 5.10), each of the parties to this Agreement shall, and shall cause its controlled Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, appropriate or advisable to cause the conditions set forth in Article VI to be satisfied and to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable. The terms of this Section 5.9 shall not limit the rights of the Company set forth in Section 5.4.

Section 5.10 Consents; Filings; Further Action.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of Parent and the Company shall, and each of Parent and the Company shall cause each of its respective HSR Affiliates to, use its reasonable best efforts to promptly: (i) obtain any consents, approvals or other authorizations or waivers from, and make any filings and notifications required by, any Governmental Authority or other Person reasonably requested by Parent in connection with the transactions contemplated by this Agreement, including under any Contract to which Parent or the Company (as reasonably requested by Parent) or any of their respective Subsidiaries (in the case of Subsidiaries of the Company, as reasonably requested by Parent) is a party or by which their respective properties or assets may be bound, (ii) make any other submissions either required or deemed appropriate by either Parent or the Company, in connection with the transactions contemplated by this Agreement, including under the Securities Act, the Exchange Act, the HSR Act, the DGCL, Communications Laws, rules and regulations of NASDAQ and any other applicable Law, (iii) take or cause to be taken all other actions necessary, appropriate or advisable consistent with this Section 5.10 to (A) cause the expiration of the applicable waiting periods, (B) remove, mitigate or limit any material conditions that may be imposed by the FCC, a State PUC, or any other Governmental Authority on any such authorization, consent, Order, declaration or approval of, or ability to contract with, any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement or (C) obtain receipt of required consents, approvals or authorizations, including the FCC Consents and State PUC Consents, as applicable, under Communications Laws as soon as practicable, (iv) defend any Legal Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, until the entry of a judgment on the merits in such Legal Action by a court or other Governmental Authority of competent jurisdiction (whether such judgment is appealable or not) and (v) execute and deliver any additional documents or instruments necessary to consummate the transactions and to fully carry out the purposes of this Agreement. Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications. Neither Parent nor the Company shall extend any statutory deadline or waiting period or consent to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) As promptly as practicable after the date of this Agreement and in any event no later than (i) ten (10) Business Days after the date of this Agreement, each of Parent and the Company shall file any Notification and Report Forms and related material required to be filed by it with the United States Federal Trade Commission and the United States Department of Justice, as applicable, to request early termination of the applicable waiting period under the HSR Act with respect to the transactions contemplated by this Agreement, and shall promptly make any further filings pursuant thereto that may be necessary, appropriate or advisable and (ii) ten (10) Business Days after the date of this Agreement, each of Parent and the Company shall make all notifications and other filings required or appropriate under Communications Laws or any other Regulatory Law (including all required or appropriate notifications, registrations, applications and other filings to or with the FCC, foreign regulatory authorities or State PUCs, including those requesting the FCC Consents and State PUC Consents). Parent shall pay the applicable FCC, HSR and State PUC filing fees with respect to all such notices, filings, and applications seeking all applicable FCC Consents and State PUC Consents. In the event that any petition for reconsideration or appeal is filed, the Company and Parent will cooperate and use their respective reasonable best efforts to oppose or contest any such petition or appeal. In the event that the FCC or any State PUC seeks to impose material conditions on the approval of the transactions contemplated by this Agreement, the Company and Parent will cooperate and use their respective reasonable best efforts to oppose, mitigate or limit any such material condition. In the event that the FCC or any State PUC issues a decision rescinding any Permit, the parties will cooperate and use their respective reasonable best efforts to seek reconsideration and to appeal such decision. In the event that, notwithstanding the cooperation and reasonable best efforts of the Company and the Parent, the FCC or any State PUC rescinds any Permit by a final order as to which no further reconsideration or appeal is available, the Company and the Parent agree to cooperate to comply with such final order with the plan of action for that compliance to be mutually agreed upon by the Company and the Parent.

(c) Each of Parent and the Company shall, and subject to any restrictions under any Law, shall cause its HSR Affiliates to, promptly inform the other party upon receipt of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement. If Parent or the Company (or any of their respective HSR Affiliates) receives a request for information from any Governmental Authority that is related to the transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request. Prior to delivery of such response, to the extent practicable, such party shall provide the other party with a reasonable opportunity to review and comment on such response. No party shall participate in any substantive meeting, or engage in any substantive conversation, with any Governmental Authority without giving the other party prior notice of such meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with any Governmental Authority in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, Parent shall use its reasonable best efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Law as promptly as practicable.

(d) All obligations under this Section 5.10 applicable to Parent shall also apply to Parent’s HSR Affiliates, mutatis mutandis, and Parent shall cause its HSR Affiliates to comply with such obligations.

Section 5.11 Public Announcements. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or rules of NASDAQ, in which case that party shall use its reasonable best efforts to consult with the other party before issuing any such release or making any such public statement; provided, however, that no party’s consent shall be required, and no party shall be required to consult with any other party in connection with, or provide any other party an opportunity to review or comment upon, any press release or other public statement or comment to be issued or made with respect to any Alternative Proposal, Company Adverse Recommendation Change or with respect to any actions contemplated by Section 5.4(e), Section 5.4(f) or Section 5.4(g). Notwithstanding the foregoing, without the prior consent of the other parties, the Company may (a) communicate with customers, vendors, suppliers, financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law to the extent such communications are consistent with information included in a press release or other document previously approved for external distribution by Parent and (b) issue public statements or disseminate information to the extent solely related to the operation of the business of the Company or its Subsidiaries. Each of Parent and the Company will issue a separate (but mutually agreed upon) press release announcing the execution of this Agreement.

Section 5.12 NASDAQ De-listing. Parent shall cause the Common Stock to be de-listed from NASDAQ and de-registered under the Exchange Act at or as soon as practicable following the Effective Time.

Section 5.13 Fees and Expenses. Except as explicitly provided otherwise in this Agreement, whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses.

Section 5.14 Takeover Statutes. If any takeover statute is or becomes applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, each of Parent, the Company and their respective boards of directors shall use reasonable best efforts (a) to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) to otherwise act to eliminate or minimize the effects of such takeover statute.

Section 5.15 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.16 Rule 16b-3. Prior to the Effective Time, the Company may take such further actions, if any, as may be necessary, appropriate or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.17 Resignation of Directors. The Company shall use reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of (i) the resignation of all directors and officers of the Company and (ii) the resignation of such other officers and directors of the Company’s Subsidiaries as Parent shall have requested in writing and delivered to the Company not less than ten (10) Business Days prior to the Closing Date, in each case, effective as of the Effective Time.

Section 5.18 Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence of any event known to it which would reasonably be expected to, individually or in the aggregate, (A) in the case of the Company, have a Company Material Adverse Effect, or, in the case of Parent, have a Parent Material Adverse Effect, (B) cause any condition set forth in Article VI to be unsatisfied at any time prior to the Effective Time; provided, that the failure to deliver any notice pursuant to this Section 5.18 shall not be considered in determining whether any such condition has been satisfied or (C) cause any authorization, consent, Order, declaration or approval of any Governmental Authority or third party necessary for the consummation of the transactions contemplated by this Agreement to not be obtained by the Outside Date or (ii) any Legal Action pending or, to the Knowledge of the Company or Parent, threatened which questions or challenges the validity of this Agreement or the ability of any party to consummate the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.18 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice nor shall the party giving such notice be prejudiced with respect to any such matters solely by virtue of having given such notice.

(b) From and after the date of this Agreement until the Effective Time, subject to applicable Law, the Company shall provide to Parent copies of all material written notices received from any Governmental Authority by the Company or any of its Subsidiaries to the extent such material written notice is related to the consents to be obtained pursuant to Section 6.1(b) or Section 6.1(d) of the Company Disclosure Letter.

Section 5.19 Certain Litigation.

(a) The Company shall control and defend all stockholder litigation against the Company, any of its Subsidiaries or any of the directors or officers of the Company or its Subsidiaries, in each case, arising out of, in connection with, or relating to this Agreement or the transactions contemplated hereby, including the Merger (collectively, the “Shareholder Litigation”); provided, that Parent shall, at its expense, have the right to participate in such proceedings. For purposes of this Section 5.19, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Shareholder Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Shareholder Litigation but will not be afforded any decision-making power or other authority over such Shareholder Litigation except for the settlement consent set forth in Section 5.19(b). The Company shall as promptly as reasonably practicable notify Parent in writing of, and shall keep Parent updated about all material developments in, any Shareholder Litigation.

(b) The Company shall obtain the prior written consent of Parent before entering into any settlement, understanding or other agreement relating to such Shareholder Litigation.

(c) Each party shall cooperate, and cause its controlled Affiliates to cooperate, in the defense of any Shareholder Litigation and shall furnish or cause to be furnished such records, information and testimony, and attend, at each party’s own expense, such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

Section 5.20 Financing.

(a) Each of Parent and Merger Sub shall use reasonable best efforts to obtain the Equity Financing at the Closing on the terms and conditions described in the Equity Commitment Letter. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall use reasonable best efforts to (a) comply with its obligations under the Equity Commitment Letter, (b) maintain in effect the Equity Commitment Letter in accordance with its terms, (c) satisfy on a timely basis all conditions applicable to Parent and Merger Sub contained in the Equity Commitment Letter (including definitive agreements related thereto), and (d) if all conditions applicable to Parent and Merger Sub set forth in the Equity Commitment Letter (including definitive agreements related thereto) have been satisfied or waived, and the Debt Financing has been or will be funded in accordance with the terms of the Debt Commitment Letter on or prior to the Closing Date if the Equity Financing is funded on or prior to the Closing Date, consummate the Equity Financing on or prior to the Closing Date. Parent shall not, without the prior written consent of the Company, amend, modify, supplement or waive any of the conditions or contingencies to funding contained in the Equity Commitment Letter (including any Contracts related thereto) or any other provision of, or remedies under, the Equity Commitment Letter (including any Contracts related thereto) that would reasonably be expected to materially impair or delay or prevent the funding of the Equity Financing. For the avoidance of doubt, Parent shall, directly or indirectly, make all proceeds of the Equity Financing received by Parent available to Merger Sub as are required for Merger Sub to perform its obligations hereunder.

(b) Parent shall use reasonable best efforts to obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter and Fee Letter, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter and Fee Letter in accordance with their terms, (ii) negotiate definitive agreements with respect to the Debt Financing (the “Definitive Debt Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in the Fee Letter) or on such other terms acceptable to Parent and the Financing Sources, so long as such other terms would not reasonably be expected to materially impair or delay or prevent the ability of Parent to consummate the Merger or the Debt Financing and (iii) satisfy (or, if deemed advisable by Parent, obtain the waiver of) on a timely basis all conditions precedent set forth in Exhibit D to the Debt Commitment Letter that are within its control. Parent shall not, and shall cause its controlled Affiliates not to, take or refrain from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Debt Commitment Letter.

(c) Parent shall not, without the prior written consent of the Company, permit any amendment or modification to, or any waiver of any provision (including any remedy) under, or voluntarily replace (it being understood that any Alternative Debt Financing will not be deemed a voluntary replacement for purposes of the sentence), the Debt Commitment Letter if such amendment, modification, or waiver or voluntary replacement (i) adds new (or adversely modifies any existing) conditions to the consummation of the Debt Financing (giving effect to any flex provisions) as compared to those in the Debt Commitment Letter as in effect on the date of this Agreement, (ii) reduces the aggregate gross amount of the Debt Financing unless the Equity Financing is increased by a corresponding amount or (iii) would otherwise reasonably be expected to prevent, materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that for the avoidance of doubt no consent from the Company will be required for: (A) any amendment, replacement, supplement or modification of the Debt Commitment Letter that is limited to adding lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement (including in replacement of a Lender), (B) implementation or exercise of any “flex” provisions provided in the Fee Letter as in effect as of the date hereof or (C) any amendment, replacement, supplement or modification to the Debt Commitment Letter or Definitive Debt Agreements so long as such action would not be prohibited by the foregoing clauses (i)-(iv).

(d) In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Parent shall (1) use its reasonable best efforts to obtain alternative debt financing (the “Alternative Debt Financing”) on terms not less favorable in the aggregate to Parent (as reasonably determined by Parent) than those contained in the Debt Commitment Letter and the Fee Letter (taking into account any “flex” provisions) from the same or other sources reasonably acceptable to Parent and which do not include any incremental conditionality to the consummation of such Alternative Debt Financing that are more onerous to Parent or the Company (in the aggregate) than the Disclosed Debt Conditions and (2) promptly notify the Company of such unavailability and the reason therefor.

(e) For purposes of this Section 5.20, (i) the term “Debt Commitment Letter” will be deemed to include any commitment letter (or similar agreement) with respect to any Alternative Debt Financing arranged in compliance herewith (and any Debt Commitment Letters remaining in effect at the time in question), (ii) the term “Fee Letter” will be deemed to include any fee letter (or similar agreement) and engagement letter (or similar agreement) with respect to any alternative debt financing arranged in compliance with this Section 5.20, and (iii) the term “Lenders” will be deemed to include any lenders providing the Alternative Debt Financing arranged in compliance herewith. Parent shall, (A) keep the Company reasonably informed on a reasonably current basis in respect of its efforts to consummate the Debt Financing and (B) in addition to the delivery of the Debt Commitment Letter and Fee Letter, provide the Company with copies of other material Definitive Debt Agreements. Parent will provide the Company with prompt (and in any event within two (2) Business Days of obtaining knowledge thereof) written notice of any breach or default by any party to any Debt Commitment Letters or the Definitive Debt Agreements of which Parent gains knowledge and the receipt of any written notice or other written communication from any Lender or other Financing Source with respect to any breach or default or, termination or repudiation by any party to any Debt Commitment Letters or the Definitive Debt Agreements or any provision thereof. For the avoidance of doubt, Parent will, directly or indirectly, make all proceeds of the Debt Financing received by Parent available to Merger Sub as are required for Merger Sub to perform its obligations hereunder.

Section 5.21 Financing Cooperation.

(a) Prior to Effective Time, the Company will, and will cause its Subsidiaries to, and will use reasonable best efforts to cause the Representatives of the Company and its Subsidiaries to, provide to Parent, at Parent’s expense, such cooperation as may be reasonably and customarily requested by Parent in connection with obtaining the Debt Financing no later than the Closing Date, which reasonable best efforts shall include, but not be limited to:

(i) participation in, and assistance with, as applicable, the Marketing Efforts related to the Debt Financing; provided, any meetings or conference calls shall be at times and locations to be mutually agreed;

(ii) furnishing to Parent the Financing Information and assisting Parent with Parent’s preparation of pro forma and projected financial information; provided, the Company shall not be responsible for the preparation of such pro forma and/or projected financial information which shall be prepared solely by the Parent and the Company shall have no liability with respect to such information prepared by the Parent;

(iii) assisting Parent in obtaining corporate and facilities ratings in connection with the Debt Financing required by Section 3(d) of the Debt Commitment Letter; provided that any meetings, presentations, conference calls or other required activities in connection therewith shall be scheduled for times and at location’s to be mutually agreed;

(iv) upon reasonable request, identifying any material non-public information contained in the Marketing Materials with respect to the Company;

(v) delivering such due diligence materials as are reasonably available to it without undue burden or expense and as are reasonably requested by Parent and customarily delivered in connection with the Marketing Materials;

(vi) assisting in the negotiation, execution and delivery of definitive financing documents, including credit agreements, guarantee and collateral documents, customary closing certificates, perfection certificates and any schedules thereto as may be required by the Financing Sources and other customary documents as may be reasonably requested by Parent; provided, that such documents be effective only upon Closing and that the Company shall have no liability with respect to such documents prior to the Closing; and

(vii) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing; provided that none of the boards of directors (or equivalent bodies) of the Company or its Subsidiaries shall be required to enter into any resolutions or take similar action approving the Debt Financing until the Closing has occurred.

(b) The Company will, and will cause its Subsidiaries to, provide to Parent:

(i) if any Indebtedness remains outstanding as of the Closing, a customary payoff letter with respect to such Indebtedness, from each holder of such outstanding Indebtedness (A) indicating the amount required to discharge such Indebtedness at Closing and/or releasing the obligations of the Company and its Subsidiaries thereunder, and (B) if such Indebtedness is secured by any liens, agreeing to release such liens upon receipt of the payoff amount; and

(ii) Customary KYC Information at least three (3) Business Days prior to the Closing Date to the extent such information was requested in writing at least ten (10) Business Days prior to closing in accordance with the definition of Customary KYC Information.

(c) Notwithstanding anything in this Section 5.21 to the contrary, nothing herein will require (i) such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries or result in undue burden or expense, (ii) delivery of any financial information in a form not customarily prepared by the Company or any financial information with respect to a fiscal period that has not yet ended, or for which the applicable quarterly or annual report has not been filed with the SEC or delivery of projections, (iii) delivery of any legal opinions or solvency certificate, or (iv) the taking of any action that would conflict with or violate (x) the Company Organizational Documents, or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any material written agreement, Contract, subcontract, lease, license understanding, instrument, note, bond, mortgage, indenture, option, warranty, insurance policy, benefit plan or other legally binding commitment to which the Company or any of the its Subsidiaries is a party, in each case that are not contingent upon the Effective Time or (y) any applicable Laws.

(d) Notwithstanding anything in this Section 5.21 to the contrary, neither the Company nor any of its Subsidiaries will be required to (i) prior to the Effective Time, bear any out-of-pocket cost or expense that is not reimbursed pursuant to this Section 5.21 or pay any fee in connection with the Debt Financing, or (ii) enter into any agreement or commitment that would be effective prior to the Effective Time. Furthermore, Parent will, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including fees and expenses of counsel) incurred by the Company, any of its Subsidiaries and its and their respective Representatives, in connection with their respective obligations pursuant to this Section 5.21. Parent will, prior to the Effective Time, indemnify and hold harmless the Company, any of its Subsidiaries and its and their respective Representatives from and against any and all Liabilities and Damages suffered or incurred by any of them in connection with the Debt Financing and any information utilized in connection therewith. The Company hereby consents to the use of all of its and its Subsidiaries’ names and logos in connection with the Debt Financing; provided, that such names and logos are used solely in the matter that is not intended, or reasonably likely, to harm or disparage the Company or its Subsidiaries or the reputation or the goodwill of the Company or its Subsidiaries.

Section 5.22 FIRPTA Certificate. At least five (5) days prior to the filing of the definitive Company Proxy Statement with the SEC, the Company shall determine (and shall notify Parent in writing) whether it is able to deliver a certificate pursuant to Treasury Regulations section 1.1445-2(c)(3) stating that the Company is not, nor has it been, a U.S. real property holding corporation (as defined in section 897(c)(2) of the Code) during the applicable period specified in section 897(c) of the Code. If the Company determines that it is able to do so, then, prior to Closing, it shall deliver such a certificate to Parent, together with an associated form of notice to the Internal Revenue Service prepared in accordance with the requirements of Treasury Regulations section 1.897-2(h)(2). In the absence of such a certificate being delivered prior to Closing, appropriate withholding out of the proceeds of the transactions contemplated by this Agreement shall be made to the extent required by Section 1445 of the Code and the Treasury Regulations promulgated thereunder in accordance with Section 2.2(f).

ARTICLE VI

CONDITIONS

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction on or before the Closing Date of each of the following conditions, unless waived, if permissible under Law, in writing by each of Parent and the Company:

(a) Company Stockholder Approval. This Agreement shall have been duly adopted by the Requisite Company Vote.

(b) Antitrust. The waiting period applicable to the consummation of the Merger under the HSR Act (and any extension thereof) shall have expired or been terminated.

(c) Orders. No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or Law that is and continues to be in effect and that prohibits the consummation of the Merger or makes the consummation of the Merger illegal.

(d) Other Governmental Approvals. The FCC Consents and State PUC Consents listed on Section 6.1(d) of the Company Disclosure Letter required for the consummation of the transactions contemplated by this Agreement shall have been obtained.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction on or before the Closing Date of the following conditions, unless waived in writing by Parent:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.6 (Capitalization) shall be true and correct in all respects (other than de minimis exceptions or any other inaccuracies that would not result in a net increase of more than one-half of one percent (0.5%) of the total consideration payable under this Agreement, without duplication, in respect of the aggregate Merger Consideration, the Total Option Cash Payments, Total Restricted Stock Award Payments and Total PSU Payments), (ii) the representations and warranties of the Company set forth in Section 3.1 (Organization and Power), Section 3.4 (Corporate Authorizations), Section 3.25 (Takeover Statutes) and Section 3.29 (Brokers) shall be true and correct in all material respects; (iii) the representation and warranty set forth in Section 3.13(b) (No Material Adverse Effect) shall be true and correct in all respects; and (iv) the remaining representations and warranties of the Company set forth in Article III shall be true and correct, except where the failure of any such representation and warrants to be so true and correct (without regard to any “Company Material Adverse Effect” or materiality qualification set forth in any such representation or warrant) has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, in each case of (i) through (iv) as of the Closing (except to the extent any such representation and warranty speaks as of a specified date, in which case, as of such date).

(b) Performance of Obligations. The Company shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement on or before the Closing Date.

(c) Absence of Company Material Adverse Effect. No event, circumstance, development, state of facts, change or effect shall have occurred or become known since the date of this Agreement that has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate, signed by an officer of the Company, certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction on or before the Closing Date of the following conditions, unless waived in writing by the Company:

(a) Representations and Warranties. (i) The representations and warranties of each of Parent and Merger Sub set forth in Section 4.3(a) (Corporate Authorization) and Section 4.5(c) (Ownership of Common Stock) shall be true and correct in all material respects; and (ii) the remaining representations and warranties of the Parent and Merger Sub set forth in Article IV shall be true and correct, except where the failure of any such representation and warrants to be so true and correct (without regard to any “Parent Material Adverse Effect” or materiality qualification set forth in any such representation or warrant) would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, in each case of (i) through (ii) as of the Closing (except to the extent any such representation and warranty speaks as of a specified date, in which case, as of such date).

(b) Performance of Obligations. Each of Parent and Merger Sub shall have performed or complied with in all material respects all obligations required to be performed or complied with by it under this Agreement on or before the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate, signed by an executive officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, by mutual written consent of Parent and the Company.

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time before the Effective Time:

(a) if the Merger has not been consummated by May 2, 2017 (the “Outside Date”), except that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement whose breach of this Agreement has been the primary cause of, or primarily resulted in, the failure to consummate the Merger by such date; provided, that if (i) the Marketing Period has begun but not ended by the initial Outside Date, then the Outside Date shall automatically be extended to the date that is three (3) Business Days after the final day of the Marketing Period, and (ii) as of such date, all conditions to this Agreement shall have been satisfied or waived (other than those that are satisfied by action taken at the Closing) other than any condition set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(d), then (A) the Company and Parent may (each in its sole discretion) mutually agree to consummate the Merger or (B) if the Company and Parent fail to so agree, the Outside Date will be automatically extended to June 2, 2017;

(b) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting (or adjournment thereof) and the Requisite Company Vote is not obtained upon a vote taken thereon; or

(c) if any Law or Order is enacted, issued, promulgated or entered that permanently enjoins or otherwise prohibits consummation of the Merger, and (in the case of any Order) such Order has become final and nonappealable; provided, that, with respect to any such Order, the right to terminate this Agreement under this Section 7.2(c) shall not be available to any party to this Agreement whose breach of this Agreement has been the primary cause of, or primarily resulted in, the enactment, issuance or entry of, or failure to remove, such Order.

Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time before the Effective Time:

(a) if the Company Board effects a Company Adverse Recommendation Change, whether or not in accordance with Section 5.4;

(b) if (i) the Company Board approves, endorses or recommends to stockholders an Alternative Proposal or (ii) a tender offer or exchange offer for any outstanding shares of capital stock of the Company is commenced before obtaining the Requisite Company Vote and the Company Board fails to recommend against or takes no position with respect to acceptance of such tender offer or exchange offer by its stockholders within ten (10) Business Days after commencement;

(c) if there shall have been an intentional and material breach by the Company under Section 5.4; or

(d) if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and has not been cured by the Company within forty-five (45) days after the Company’s receipt of written notice of such breach from Parent; provided Parent shall not have the right to terminate this Agreement pursuant to this Section 7.3(d) if Parent or Merger Sub is then in breach of any of their representations, warranties, covenants or agreements contained in this Agreement that would result in the conditions to Closing set forth in Section 6.1 or Section 6.3 not being satisfied.

Section 7.4 Termination by the Company. This Agreement may be terminated by the Company at any time before the Effective Time:

(a) pursuant to and in accordance with the terms and conditions of Section 5.4(e) in order to enter into a definitive Contract with respect to a Superior Proposal; provided, however, that before or concurrently with, and as a condition to, any termination of this Agreement by the Company pursuant to this Section 7.4(a), the Company shall have paid the Termination Fee to Parent pursuant to Section 7.4(b);

(b) if Parent or Merger Sub breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) has not been cured by Parent or Merger Sub within forty-five (45) days after Parent’s receipt of written notice of such breach from the Company; provided the Company shall not have the right to terminate this Agreement pursuant to this Section 7.4(b) if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would result in the conditions to Closing set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(c) if at the time required for Closing pursuant to Section 1.2 (i) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than any condition the failure of which to be satisfied has been primarily caused by the breach of this Agreement by Parent or Merger Sub and conditions that, by their nature, are to be satisfied at Closing and which were, at the time of termination, capable of being satisfied), (ii) the Company has delivered an irrevocable written notice to Parent stating that, if Parent performs its obligations hereunder and the Equity Financing contemplated by the Equity Commitment Letter and the Debt Financing contemplated by the Debt Commitment Letter is funded, the Company is prepared to consummate the Merger and (iii) Parent and Merger Sub have failed to fulfill their obligation and agreement herein to consummate the Closing within the time frame set forth in Section 1.2 and following at least three (3) Business Days written notice by the Company of its intent to terminate under this Section 7.4(c) if the Closing does not occur.

Section 7.5 Effect of Termination. If this Agreement is terminated pursuant to this Article VII, except as set forth in this Section 7.5, it shall become void and of no further force and effect, with no liability (except as provided in Section 7.6) on the part of any party to this Agreement (or any stockholder or Representative of such party), except that, subject to Section 7.6, if such termination results from Fraud by any party or material and intentional (a) failure of any party to perform its covenants, obligations or agreements contained in this Agreement or (b) breach by any party of its covenants, representations or warranties contained in this Agreement, then such party shall be fully liable (whether at law, in equity, in contract, tort or otherwise) for any Damages incurred or suffered by the other parties as a result of such failure or breach. The provisions of Section 5.3(b) (Access to Information; Confidentiality), Section 5.13 (Fees and Expenses), this Section 7.5 (Effect of Termination), Section 7.6 (Fees and Expenses Following Termination), Article VIII (Miscellaneous) and the Confidentiality Agreement shall survive any termination of this Agreement.

Section 7.6 Fees and Expenses Following Termination.

(a) Except as set forth in this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid in accordance with the provisions of Section 5.13.

(b) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the Termination Fee:

(i) if this Agreement is terminated by the Company pursuant to Section 7.4(a), in which case payment shall be made before or concurrently with such termination;

(ii) if this Agreement is terminated by Parent pursuant to Section 7.3(a), Section 7.3(b), or Section 7.3(c), in which case payment shall be made within three (3) Business Days following such termination; or

(iii) if (A) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(b) or Section 7.3(d) and (B) during the period commencing as of immediately following entry into this Agreement and ending nine (9) months following such termination, the Company enters into a definitive Contract with respect to or consummates an Alternative Proposal (the “Qualifying Proposal”), then payment shall be made within three (3) Business Days following the date on which the Company consummates such Qualifying Proposal. For purposes of the foregoing clause (C) only, references in the definition of the term “Alternative Proposal” to the figure “fifteen percent (15%)” shall be deemed to be replaced by the figure “more than fifty percent (50%)”.

(iv) For purposes of this Agreement, the “Termination Fee” means an amount in cash equal to $26,000,000; provided that in the case of a termination of this Agreement to enter into a Superior Proposal with an Excluded Party prior to 11:59 p.m. (Chicago time) on December 13, 2016, the “Termination Fee” means an amount in cash equal to $16,000,000.

(c) Parent shall pay, or cause to be paid, to the Company by wire transfer of immediately available funds, an amount equal to the Parent Termination Fee, if this Agreement is terminated by the Company pursuant to Section 7.4(b) or Section 7.4(c) or if at the time of termination, the Company was entitled to terminate pursuant to Section 7.4(b) or Section 7.4(c), in which case payment shall be made within three (3) Business Days following such termination. For purposes of this Agreement, the “Parent Termination Fee” means an amount in cash equal to $50,000,000.

(d) Notwithstanding anything to the contrary in this Agreement, if Parent fails to effect the Closing by the date the Closing is required to have occurred pursuant thereto or otherwise breaches this Agreement or fails to perform its obligations hereunder, then (i) except for the right of the Company to seek an injunction or specific performance in accordance with Section 8.16, the sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person or otherwise) of the Company Related Parties against Parent, Merger Sub, the Sponsors, each of their respective Affiliates, the Financing Sources, or any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling Persons, stockholders, Parent Knowledge Persons, members, managers, directors, officers, employees, agents, affiliates, Representatives or permitted assignees or any former, current or future direct or indirect equity holder, general or limited partner, controlling Person, stockholder, member, manager, director, officer, employee, agent, affiliate, Representative or permitted assignee of any of the foregoing (collectively, the “Parent Related Parties”) for such failure or breach shall be the right of the Company to terminate this Agreement as provided (and solely to the extent provided) in Section 7.4(b) or Section 7.4(c) and receive payment of the Parent Termination Fee pursuant to and solely to the extent provided by Section 7.6(c), directly from Parent and/or without duplication from the Sponsors pursuant to the Limited Guaranty, and (ii) following termination of this Agreement in accordance with Section 7.4(b) or Section 7.4(c) and payment of the Parent Termination Fee, none of the Parent Related Parties will have any further liability or obligation to any of the Company Related Parties for any losses or damages suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated, for any breach or failure to perform hereunder, or otherwise relating to or arising out of this Agreement or the transactions contemplated hereby (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person or otherwise).

(e) In the event that the Company terminates this Agreement in accordance with Section 7.4(b) or Section 7.4(c) and Parent or any Sponsor thereafter pays the Parent Termination Fee to the Company, then the Company agrees to cause any Legal Action pending against Parent or other Parent Related Party in connection with this Agreement or any of the transactions contemplated hereby (including any Legal Action related to the Debt Financing, the Equity Financing or the Limited Guaranty) by the Company or any of its Affiliates, and to use its reasonable best efforts to cause any such Legal Action by any other Company Related Party against, Parent or any other Parent Related Party, to be dismissed with prejudice promptly, and in any event within three (3) Business Days, after payment of the Parent Termination Fee. In no event shall the Company or any other Company Related Party seek any monetary damages from, or otherwise bring any Legal Action against, Parent, any other Parent Related Party or the Financing Sources in connection with this Agreement or any of the transactions contemplated hereby (including any Legal Action related to the Debt Financing, the Equity Financing or the Limited Guaranty), other than a Legal Action to recover payment of the Parent Termination Fee to the extent the Parent Termination Fee is not paid when due pursuant to Section 7.6(c) or for an injunction or specific performance in accordance with Section 8.16. In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement other than in accordance with Section 8.16.

(f) Parent and the Company acknowledge that the fees and the other provisions of this Section 7.6 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and the Company would not enter into this Agreement. Notwithstanding anything to the contrary in this Agreement, if the Termination Fee is required to be paid to Parent as a result of a termination of this Agreement, then Parent’s right to receive payment of the Termination Fee pursuant to this Section 7.6 shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Parent, Merger Sub and their respective Affiliates, if applicable, for (A) the Damages suffered as a result of the failure of the Merger to be consummated and (B) any other Damages suffered as a result of or in connection with this Agreement and the transactions contemplated by this Agreement, and upon payment of the Termination Fee in accordance with this Section 7.6, none of the Company or any of its Affiliates, or any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling Persons, stockholders, Company Knowledge Persons, members, managers, directors, officers, employees, agents, affiliates, Representatives or permitted assignees or any former, current or future direct or indirect equity holder, general or limited partner, controlling Person, stockholder, member, manager, director, officer, employee, agent, affiliate, Representative or permitted assignee of any of the foregoing (collectively, the “Company Related Parties”) shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, that the foregoing shall not impair the rights of Parent, if any, to obtain injunctive relief pursuant to Section 8.16 prior to any termination of this Agreement. For the avoidance of doubt, in no event shall the Company be required to pay the Termination Fee or Parent be required to pay the Parent Termination Fee on more than one occasion or, in circumstances in which the Termination Fee or the Parent Termination Fee, as applicable, is paid, have any aggregate liability under this Agreement in excess of the amount of the Termination Fee or Parent Termination Fee, as applicable. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or Merger Sub be permitted or entitled to receive both a grant of specific performance and the Termination Fee.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Certain Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement containing (a) terms no less favorable to the Company than the terms set forth in the Confidentiality Agreement, (b) standstill provisions (including prohibitions on the acquisition or disposition of securities of the Company or its Subsidiaries) no less favorable to the Company than those contained in the Confidentiality Agreement and (c) an irrevocable waiver by such third party of the right to use (other than in connection with an Acquisition Proposal) any non-public information of the Company, including in connection with such counterparty’s appraisal rights under Section 262 of the DGCL or any other dissenters or similar rights with respect to the Merger for any securities of the Company or its Subsidiaries owned beneficially or of record by such third party or any of its Affiliates or for which such third party or its Affiliates has the right to exercise such appraisal, dissenters or similar rights.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, including through one or more intermediaries, controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, (i) each Sponsor and Parent are Affiliates of each other, and (ii) if the Company or Parent were to have an Affiliate that was a private equity fund other than the Sponsors, neither any other private equity fund sponsored or managed by the management company of such private equity fund, nor the portfolio companies of such private equity fund or any such other private equity funds would be deemed to be Affiliates of the Company or Parent or Merger Sub, as applicable.

“Alternative Proposal” means any proposal, offer or indication of interest by a Third Person relating to (a) a merger, consolidation, share exchange or business combination involving the Company or any of its Subsidiaries that, if consummated in accordance with its terms, would result in such Third Person and its Affiliates, in the aggregate, beneficially owning, directly or indirectly, fifteen percent (15%) or more of the Company Assets, (b) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of fifteen percent (15%) or more of the Company Assets, (c) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, pursuant to which any Third Person and its Affiliates, in the aggregate, would hold, directly or indirectly, fifteen percent (15%) or more of the voting power of the capital stock of Company after giving effect to the consummation of such transaction, including by way of a tender offer or exchange offer, (d) a reorganization, recapitalization, liquidation or dissolution of the Company or (e) any other transaction having a similar effect to those described in clauses (a) through (d), in each case other than the transactions contemplated by this Agreement.

“Anti-Corruption Laws” means: (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder; (b) the U.K. Bribery Act 2010; (c) any activity prohibited by any resolution of the U.N. Security Council under Chapter VII of the U.N. Charter or the Organization for Economic Cooperation and Development’s Good Practice Guidance on Internal Controls, Ethics and Compliance; (d) the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed in Paris on December 17, 1997 and which entered into force on February 15, 1999, and the Convention’s Commentaries; and (e) all other applicable anti-corruption Laws.

“Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in Chicago, Illinois are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Chicago time.

“capital stock” means (a) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, and (b) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

“Communications Laws” means the Communications Act of 1934, 47 U.S.C. § 151 et seq., as well as the rules, regulations, and published decisions of the FCC and the comparable statutes of the fifty states and the District of Columbia, and United States territories, and any other Laws governing telecommunications, the use of radio frequencies and/or the provision of communications services, including the rules, regulations, and published decisions of the State PUCs.

“Company Assets” means any properties or assets of the Company or any of its Subsidiaries.

“Company Equity Plan” means the Company’s 2003 Stock Option and Stock Incentive Plan and the Company’s Amended and Restated 2007 Long Term Equity Incentive Plan.

“Company Material Adverse Effect” means any change, event, occurrence, state of facts or development (an “Effect”) that has a material adverse effect (a) on the ability of the Company to consummate the transactions contemplated by this Agreement (including the Merger) or (b) on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries; provided, that the term “Company Material Adverse Effect” shall not include any such Effect, in each case, to the extent (and only to the extent) relating to or arising from (i) conditions (economic, political, social, regulatory or otherwise) generally affecting the industries in which the Company and its Subsidiaries operate, (ii) the United States, foreign or domestic regional economic, financial, political, social or geopolitical conditions or events in general, (iii) changes or conditions in the financial, debt, credit or capital markets, (iv) changes or proposed changes in Law, including Communications Laws, or standards or interpretations thereof and guidance affecting the industries in which the Company and its Subsidiaries operate or the introduction or enactment of legislation or the proposal or adoption of any rule or regulation affecting pricing or other aspects of the industries in which the Company and its Subsidiaries operate, (v) changes or proposed changes in GAAP or other accounting principles or requirements, or standards or interpretations thereof, (vi) changes in interest rates, (vii) taking any actions expressly required to be taken by this Agreement or failure to take any actions prohibited by this Agreement (but only if and to the extent Parent refused to grant consent to any such prohibited action following written request for such consent by the Company), (viii) any decline in the market price, or change in trading volume, of the Common Stock, any decrease of the ratings or ratings outlook for the Company by any rating agency and the consequences of any such ratings or outlook decrease, or the failure of the Company to meet any internal or external projections, forecasts, budgets, estimates or operational metrics (it being understood that the underlying causes of any such decline, change, decrease or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (ix) escalation or outbreak of hostilities, acts of terrorism, sabotage or military conflicts, (x) an epidemic, plague, pandemic or other outbreak or illness, flood, earthquake, tornado, hurricane, windstorm, volcano, tsunami or other natural disaster or act of God, (xi) the entry into, or any announcement or disclosure of, this Agreement or the transactions contemplated by this Agreement, including any effects related to the identity of Parent and its Affiliates and any loss of a material customer, supplier, contractor, employee or Material Contract as a result of the identity of Parent (provided, that the exception in this clause (xi) shall not be deemed to apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 3.3 and Section 3.5) or (xii) any actions taken by, or at the written request of, Parent or its Affiliates after the date of this Agreement and on or before the Closing Date that relate to, or affect, the business of the Company and its Subsidiaries, except, in the case of clauses (i) through (vi), (ix) and (x) to the extent (and only to the extent) that the Company and its Subsidiaries, taken as a whole, are materially disproportionately affected thereby (relative to other similarly situated participants in the industries in which the Company and its Subsidiaries operate but only with respect of such participation (i.e., disregarding any other operations of such participants)).

“Company SEC Reports” means all forms, reports, schedules, statements and other documents required to be filed or furnished with the SEC by the Company from and after January 1, 2014, including all exhibits thereto and information incorporated by reference therein.

“Compliant” means, with respect to the audited financials required to be provided as part of the Financing Information, that (i) the Company’s auditors have not formally withdrawn any audit opinion with respect to any financial statements contained in the Financing Information and (ii) the Company or any of their Subsidiaries (or the board of directors or general partners thereof, as applicable) shall not have announced (x) any intention to restate any historical financial statements included in the Financing Information or (y) that any such restatement is under consideration or may be a reasonable possibility.

“Contract” means any written or oral contract, agreement, indenture, note, bond, loan, lease, sublease, mortgage, license, sublicense, obligation or other binding arrangement of any kind.

“Customary KYC Information” means customary documentation and other information regarding the Company and the its Subsidiaries required under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, that in each case has been requested in writing by Parent at least ten (10) Business Days prior to the Closing Date.

“Damages” means any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages or Liabilities.

“Environmental Laws” means all Laws relating to pollution, contamination, the release of or exposure to Hazardous Substances or protection of the environment.

“ERISA Affiliate” means a corporation which is or was at the relevant time a member of a controlled group of corporations with the Company or any of its Subsidiaries within the meaning of Code Section 414(b), a trade or business which is or was at the relevant time under common control with the Company or any of its Subsidiaries within the meaning of Code Section 414(c) or a member of an affiliated service group with the Company or any of its Subsidiaries within the meaning of Code Sections 414(m) or (o).

“FCC” means the Federal Communications Commission or any successor Governmental Authority thereto exercising similar functions.

“FCC Consent” means any consent, notice or Permits issued by or filed with the FCC required for the consummation of the Merger or the other transactions contemplated by this Agreement.

“Financing Information” means (a) audited annual financial statements of the Company and its consolidated Subsidiaries as of the end of each fiscal year ended after December 31, 2015 ended at least 90 days prior to the Closing Date (it being acknowledged that Parent has received all audited annual financial statements included in the Company SEC Reports filed prior to the date of this Agreement) and (b) unaudited quarterly financial statements of the Company as of the end of each fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ended after December 31, 2015 and ended at least 45 days prior to the Closing Date (it being acknowledged that Parent has received all unaudited quarterly financial statements included in the Company SEC Reports filed prior to the date of this Agreement); provided, notwithstanding anything in this definition to the contrary, the Company shall not be required to deliver any financial information with respect to a fiscal period that has not yet ended or for which the applicable quarterly or annual report has not been required to have been filed with the SEC.

“Financing Sources” means the Persons that have committed to provide or arrange, or otherwise entered into agreements in connection with, all or any part of the Debt Financing or other financings (other than the Equity Financing) in connection with the transactions contemplated by this Agreement (including, for the avoidance of doubt, any alternative financing in connection with the transactions contemplated hereby), including the parties to the Debt Commitment Letter and any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and Representatives and their respective successors and assigns in their capacities as such.

“Fraud” means actual and intentional fraud by a party hereto with respect to the making of any representation or warranty in Article III or Article IV (as applicable); provided, that such actual and intentional only be deemed to exist if any of the Knowledge Persons of a party hereto had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such party pursuant to Article III in the case of the Company (as qualified by the Company Disclosure Letter or the Company SEC Reports) or Article IV in the case of Parent and Merger Sub (as qualified by the Parent Disclosure Letter), were actually breached when made, with the express intention that the other party rely thereon to its detriment.

“Government Official” means any officer or employee of a Governmental Authority, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any Governmental Authority or public organization.

“Governmental Authority” means (a) any federal, state, regional, provincial, local, foreign, international, transnational or supranational government or governmental authority, regulatory or administrative agency, governmental commission (including the FCC and any State PUC), department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private), (b) any self-regulatory organization and (c) any political subdivision of any of the foregoing.

“Hazardous Substances” means all toxic substances, hazardous substances, dangerous materials, pollutants or contaminants defined or regulated by or under any Environmental Laws.

“HSR Affiliate” means (i) with respect to the Company, any Affiliate of the Company, and (ii) with respect to Parent, (A) any “Affiliate” (as defined in 16 CFR 801.1(d)) of Parent and (B) each Sponsor or any “Affiliate” (as defined in 16 CFR 801.1(d)) of the Sponsors.

“Indebtedness” means, with respect to any Person, (a) all obligations of such Person for borrowed money; (b) any other obligations owed by such Person under any credit agreement or facility, or evidenced by any note, bond, debenture or other debt security or instrument made or issued by such Person; (c) with respect to capitalized leases; (d) with respect to letters of credit facilities, letters of guaranty or similar facilities to the extent drawn; (e) with respect to the payment of the deferred purchase price of property or services, except trade accounts payable and other current liabilities; (f) obligations with respect to foreign exchange contracts, interest rate and currency swap arrangements or any other arrangements designed to provide protection against fluctuations in interest or currency rates; (g) obligations with respect to hedging agreements or derivative instruments, including with respect to any open trade or credit exposure thereunder; and (h) all obligations of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly in any manner by such Person.

“Intellectual Property” means any and all (a) inventions, patents and patent applications; (b) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers (including all registrations and applications for registration), and all goodwill associated with any of the foregoing; (c) copyrights (including all registrations and applications for registration) and original works of authorship; (d) trade secrets, including confidential and proprietary information and know-how and (e) other intellectual property rights in any and all jurisdictions throughout the world.

“Intervening Event” means any material event, change, effect, development or occurrence occurring or arising after the date of this Agreement that (a) was not known to the Company Board as of or prior to the date of this Agreement (or, if known, the consequences of which were not known to the Company Board or reasonably foreseeable as of the date of this Agreement) and (b) does not relate to or involve an Alternative Proposal.

“Knowledge” means, when used with respect to Parent or the Company, the actual knowledge of the Persons set forth in Section 8.1 under the heading “Knowledge Persons” of the Parent Disclosure Letter or Company Disclosure Letter, respectively.

“Law” means any law, statute, ordinance, code, regulation, rule, the common law or other requirement of any Governmental Authority, and any Orders.

“Liens” means any mortgages, liens, pledges, security interests, claims, options, rights of first offer or refusal, charges, restrictions, easements, defects in title, deeds of trust, hypothecations or other encumbrances in respect of any property or asset.

“Marketing Efforts” means (a) reasonable assistance in the preparation of the Marketing Material and rating agency presentations and (b) the participation by appropriate members of the Company’s senior management, as appropriate, in a reasonable number of due diligence sessions, road shows and meetings with prospective lenders and debt investors and rating agencies, upon reasonable advance notice and at dates, times and locations to be mutually agreed, in each case, subject to the limitations in Section 5.21, including the execution and delivery of customary authorization letters in connection with such marketing efforts.

“Marketing Material” means customary bank books, information memoranda and other information packages regarding the business, operations, financial condition, projections and prospects of the Company, including all information relating to the transactions contemplated hereunder or required by Exhibit D of the Debt Commitment Letter.

“Marketing Period” means the first period of 15 consecutive Business Days after the date on which the Company shall have delivered to Parent the Financing Information and either one of (A) the condition set forth in Section 6.1(a) is satisfied or (B) the conditions set forth in Section 6.1(b) and Section 6.1(d) are satisfied, and throughout and at the end of which (a) Parent has received the Financing Information and such Financing Information remains Compliant and (b) the earlier of (i) the conditions set forth in Section 6.1(b) and Section 6.1(d) shall be satisfied and (ii) the condition set forth in Section 6.1(a) shall be satisfied; provided, that (i) November 25, 2016 shall not be a Business Day for purposes of the Marketing Period, (ii) the Marketing Period will either end on or prior to December 16, 2016, or if such period has not ended on or prior to December 16, 2016, then the Marketing Period will commence no earlier than January 3, 2017 and (iii) once the Marketing Period has commenced, the subsequent receipt by or delivery to the Financing Sources of additional quarterly or annual financial statements or pro forma financial statements required to be delivered due to the passage of time shall not restart or otherwise extend the Marketing Period. If the Company shall in good faith reasonably believe it has delivered Financing Information that is Compliant, it may give to Parent a written notice to that effect, in which case the Company shall be deemed to have delivered Financing Information that is Compliant as of such date, unless (x) Parent in good faith reasonably believes the Company has not delivered Financing Information that is Compliant and, (y) within three (3) Business Days after the giving of such notice by the Company, gives a written notice to the Company to that effect (stating with specificity which Financing Information the Company has not delivered or is not Compliant).

“Merger Consideration” means $23.00 per share of Common Stock.

“NASDAQ” means the NASDAQ Stock Market.

“Non-Recourse Company Party” means each equityholder, controlling person, Affiliate, member, manager, general or limited partner, stockholder, incorporator, director, officer, employee, Knowledge Persons of the Company, agent, attorney, advisor or other Representative of any of the Company or any of its Subsidiaries (including any individual negotiating or executing this Agreement on behalf of such a party).

“Non-Recourse Parent Party” means each equityholder, controlling person, Affiliate, member, manager, general or limited partner, stockholder, incorporator, director, officer, employee, Knowledge Persons of Parent, agent, attorney, advisor or other Representative, successor, or assignee of any of Parent, Merger Sub or the Sponsors (including any Person negotiating or executing this Agreement on behalf of such a party).

“Open Source Software” means any software that is distributed as free software, open source software (e.g., GNU General Public License, Apache Software License, MIT License), or pursuant to similar licensing and distribution models.

“Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards, rulings, assessments, stipulations or other determinations of any Governmental Authority.

“Parent Material Adverse Effect” means a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

“Permits” means permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions, privileges, immunities, orders and other similar rights issued or granted by a Governmental Authority.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and for which reserves have been established in accordance with GAAP, (b) mechanics’ Liens and similar Liens for labor, materials or supplies provided with respect to the Leased Real Property incurred in the ordinary course of business for amounts which are not yet due and payable or which are being contested by appropriate proceedings, (c) zoning, building and other land use Laws applicable to real property which are not violated by the current use, occupancy or operation of such real property and do not materially detract from the value of or materially impair the existing use of such real property, (d) covenants, conditions, restrictions, easements and other non-monetary Liens affecting title to any real property which would do not materially impair the value, current use, occupancy or operation of such real property, (e) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws which arise in the ordinary course of business that are not material in amount, (f) Liens on goods in transit incurred pursuant to documentary letters of credit, (g) such other Liens that are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, (h) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice and (i) Liens described in Section 8.1 under the heading “Permitted Liens” of the Company Disclosure Letter.

“Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other advisors and representatives of such Person.

“Required Payments” means the aggregate Merger Consideration, Total Option Cash Payments, Total PSU Payments, Total Restricted Stock Award Payments, any fees and expenses of or payable by Parent, Merger Sub, the Surviving Corporation or their respective Affiliates related to this Agreement and the transactions contemplated hereby, and any related repayment or refinancing of any Indebtedness of the Company, any of its Subsidiaries, the Surviving Corporation, Parent or Merger Sub or their respective Affiliates, and any other amounts required to be paid in connection with the consummation of the Merger or the other transactions contemplated by this Agreement.

“Requisite Company Vote” means the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Common Stock as of the record date for the Company Stockholders Meeting.

“Solvent” means, when used with respect to any Person, that, on a consolidated basis as of any date of determination, (a) the amount of the present fair saleable value of the assets of such Person will, as of such date, exceed the amount of all liabilities of such Person, as of such date, as such amounts are determined in accordance with applicable Law governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liabilities of such Person on its debts as such debts become absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (d) such Person will be able to pay its debts as they mature. For purposes of this definition, (i) “debt” means liability on a “claim” and (ii) “claim” means any (A) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (B) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured. The amount of liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured liability.

“State PUC” means any U.S. state or territory public utility commission, public service commission, board or similar state Governmental Authority with jurisdiction over intrastate telecommunications services and/or facilities.

“State PUC Consents” means those required approvals and notices listed on Section 3.3(f) of the Company Disclosure Letter for the consummation of the Merger and the other transactions contemplated by this Agreement.

“Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person, or if no such governing body exists, a majority of the outstanding voting securities of such Person.

“Superior Proposal” means a bona fide, written Alternative Proposal by any Third Person which the Company Board determines in good faith, in consultation with its outside legal counsel and financial advisors and considering such factors as the Company Board reasonably determines to be appropriate (including the identity of the Third Person making such Alternative Proposal, the conditionality (including with respect to financing) of such Alternative Proposal, the legal, tax, regulatory and other terms and conditions of such Alternative Proposal, the timing of such Alternative Proposal and the likelihood of the consummation of such Alternative Proposal), is on terms and conditions more favorable, from a financial point of view, to the stockholders of the Company than those contemplated by this Agreement (including after giving effect to any adjustments to the terms and conditions of this Agreement, the Debt Commitment Letter, the Equity Commitment Letter and the Limited Guaranty, if such adjustments are proposed by Parent in accordance with Section 5.4(e)).

“Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

“Taxes” means any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar charges of a Governmental Authority (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (a) taxes imposed on, or measured by, income, franchise, profits or gross receipts and (b) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties.

“Third Person” means any Person or “group” (within the meaning of Section 13(d) of the Exchange Act), other than (a) the Company or any of its controlled Affiliates or (b) Parent or any of its Affiliates or any “group” including Parent or any of its Affiliates.

“Total Shareholder Return” means, with respect to any grant of Company PSUs, TSR as defined in the applicable grant agreement.

Section 8.2 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “dollars” and “$” mean U.S. dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns; provided, however, that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, (i) the word “from” means “from and including” and the words “to” and “until” each means “to but excluding” and (ii) time is of the essence;

(j) the word “or” shall be disjunctive but not exclusive;

(k) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l) references herein to any Contract mean such Contract as amended, supplemented or modified (including by any waiver thereto) in accordance with the terms thereof;

(m) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(n) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;

(o) any action that can be taken by the Company Board under this Agreement (other than actions under Section 5.4 and Section 5.6) can be taken by a duly authorized committee of the Company Board; and

(p) references herein to a “party” or “parties” are intended to refer to a party to this Agreement or the parties to this Agreement.

Section 8.3 No Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time. This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time.

Section 8.4 Governing Law.

(a) This Agreement shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of laws principles thereof.

(b) Notwithstanding anything to the contrary contained in this Agreement, each of the parties to this Agreement: (i) agrees that it will not bring or support any Person in any action, suit, proceeding, hearing or arbitration before any Governmental Authority of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to any applicable debt commitment letter or credit agreement to which Parent or any of its Affiliates is a party or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Debt Commitment Letters, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to this Agreement, the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any such action (whether in law or in equity, whether in contract or in tor or otherwise) directly or indirectly arising out of or relating in any way to the Debt Commitment Letter, the performance thereof or the financings contemplated thereby.

Section 8.5 Submission to Jurisdiction; Service. Each party to this Agreement (a) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) for any dispute arising out of or relating to this Agreement or the breach, termination or validity thereof (whether based in contract, tort or otherwise), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (d) waives, to the extent permissible under Law, any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereunder in any court other than the aforesaid courts. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 8.6 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub, to:

Onvoy, LLC
10300 6th Avenue North
Plymouth, MN 55441
Attention: Fritz Hendricks
E-Mail Address: fritz.hendricks@onvoy.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
330 North Wabash Avenue, Suite 2800
Chicago, IL 60611
Attention:	Bradley C. Faris
Max N. Schleusener
E-Mail Address:	bradley.faris@lw.com
max.schleusener@lw.com

If to the Company, to:

Inteliquent, Inc.
550 West Adams Street, Suite 900
Chicago, IL 60661
Attention:	Richard L. Monto
E-Mail Address:	rmonto@inteliquent.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
Attention:	Gerald T. Nowak, P.C.
Theodore A. Peto, P.C.
Ian N. Bushner
E-Mail Address:	gerald.nowak@kirkland.com
theodore.peto@kirkland.com
ian.bushner@kirkland.com

All such notices or communications shall be deemed to have been delivered and received: (a) if delivered in person, on the day of such delivery, (b) if by electronic mail, on the day on which such electronic mail was sent; provided, that confirmation of receipt is obtained, (c) if by certified or registered mail (return receipt requested), on the third (3rd) Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second (2nd) Business Day after the sending thereof.

Section 8.8 Amendment. This Agreement may be amended by the parties to this Agreement at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, so long as (a) no amendment that requires further stockholder approval under applicable Law after stockholder approval hereof shall be made without such required further approval and (b) such amendment has been duly approved by the board of directors of each of Merger Sub, Parent and the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement. Notwithstanding the foregoing, no amendments, modifications or waivers with respect to the provisions of which any of the Financing Sources is expressly made a third-party beneficiary shall be permitted in a manner adverse in any material respect to any of the Financing Sources without the prior written consent of the Financing Sources; provided, that Section 7.6, Section 8.4(b), this Section 8.8, Section 8.11, Section 8.14 and Section 8.21, and in each case to the extent the proposed amendment to any such Section is materially adverse to the Financing Sources, may not be amended without the consent of the Financing Sources.

Section 8.9 Extension; Waiver. At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.10 Entire Agreement. This Agreement (and the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Equity Commitment Letter, the Limited Guaranty Letter, and the Confidentiality Agreement constitute the entire agreement among the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. Without limiting the generality of Section 4.13, no representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement or such other documents has been made or relied upon by any of the parties to this Agreement.

Section 8.11 No Third-Party Beneficiaries. Except (a) as provided in Section 5.8 (Directors’ and Officers’ Indemnification and Insurance), (b) for the provisions of Section 2.1, Section 2.2 and Section 2.3 (which, from and after the Effective Time, shall be for the benefit of holders of Common Stock, Company Options, Company Restricted Stock Awards and Company PSUs as of the Effective Time) and (c) the rights of the Non-Recourse Parent Parties and Non-Recourse Company Parties under Section 8.19, which right is hereby expressly acknowledged and agreed by Parent and Merger Sub, Parent and the Company hereby agree that this Agreement shall be binding upon and inure solely to the benefit of the parties to this Agreement and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, the provisions of Section 5.3, Section 7.6(e), Section 8.4(b), Section 8.8, Section 8.9, Section 8.11, Section 8.14 and Section 8.21 shall be enforceable by the Financing Sources, and such Financing Sources shall be entitled to enforce such provisions and to avail themselves of the benefits of any remedy for any breach of such provisions, all to the same extent as if such Financing Sources were signatories to this Agreement.

Section 8.12 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is determined by a court of competent jurisdiction or other Governmental Authority to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in a reasonably acceptable manner so that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 8.13 Rules of Construction. The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.14 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and permitted assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of each of the other parties to this Agreement, which any such party may withhold in its absolute discretion; provided that no such assignment shall release the applicable assignor from any liability or obligation under this Agreement in the event its obligations are not performed. Any purported assignment in violation of the foregoing shall be null and void. Notwithstanding the foregoing, without the Company’s consent Parent and Merger Sub may assign its rights hereunder for collateral security purposes to its Financing Sources or any collateral agent or trustee therefor; provided that, no such assignment shall release the applicable assignor from any liability or obligation under this Agreement in the event its obligations are not performed.

Section 8.15 Remedies. Subject, in each case, to the terms of this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. Subject, in each case, to the terms of this Agreement, the exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.

Section 8.16 Specific Performance.

(a) The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to the termination of this Agreement in accordance with Article VII, subject to clause (b) of this Section 8.16, the parties to this Agreement (i) shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or other court of the United States as specified in Section 8.5, this being in addition to any other remedy at law or in equity, (ii) hereby waive any requirement for the posting of any bond or similar collateral in connection with the obtaining of any injunctive relief or specific performance and (iii) will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. This right to injunctive relief and specific performance is in addition to any other remedy to which the parties to this Agreement are entitled at law or in equity.

(b) Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedy in connection with enforcing Parent’s and Merger Sub’s obligation to cause the Equity Financing to be funded under the Equity Commitment Letter, or consummate the Merger (but not the right of the Company to injunctions, specific performance or other equitable remedies for obligations other than with respect to the Equity Financing or the consummation of the Merger) shall be subject to the requirements that (i) all conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than conditions that, by their nature, are to be satisfied at Closing and which were, at the time of termination, capable of being satisfied), (ii) the Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at or before the Closing if the Equity Financing is funded at or before the Closing and (iii) the Company has irrevocably confirmed to Parent in writing that if specific performance is granted and the Debt Financing and the Equity Financing are funded, then it is prepared to consummate the Merger.

Section 8.17 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .peg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining the party’s intent or the effectiveness of such signature. At the request of any party hereto, each other party hereto shall re-execute the original form of this Agreement and deliver such form to all other parties. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 8.18 Company Disclosure Letter. The inclusion of information in the Company Disclosure Letter will not be construed as or constitute an admission or agreement that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item, nor will it be construed as or constitute an admission or agreement that such information is material to the Company. In addition, matters reflected in the Company Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Letter (including the listing of items on any Company Disclosure Letter although such items may not necessarily be required to be included in such Company Disclosure Letter because of the dollar thresholds set forth in this Agreement). Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Person will use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Letter is or is not material for purposes of this Agreement. Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business consistent with past practice, and no Person will use the fact of setting forth or the inclusion of any such items or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Letter is or is not in the ordinary course of business consistent with past practice for purposes of this Agreement.

Section 8.19 Non-Recourse. This Agreement may only be enforced against the named parties. All Legal Actions and Damages (whether in contract, tort, equity, law or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or otherwise) that may be based upon, arise under, out or by reason of, be connected with, or relate in any manner to (a) this Agreement or any of the other agreements or documents contemplated hereby, (b) the negotiation, execution or performance of this Agreement or any of the documents contemplated hereby (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the other agreements or documents contemplated hereby), (c) any breach or violation of this Agreement (including the failure of any representation and warranty to be true or accurate) or any of the other agreements or documents contemplated hereby and (d) any failure of the transactions contemplated by this Agreement (including the Merger) or the other agreements or documents contemplated hereby to be consummated, in the case of clauses (a) through (d), may be made only against (and are those solely of) the Persons that are expressly named as parties to this Agreement, the Debt Commitment Letter, the Fee Letter, the Equity Commitment Letter, the Limited Guaranty and the Confidentiality Agreement, and then only to the extent of the specific obligations of such Persons set forth in such document, as applicable. In furtherance and not in limitation of the foregoing, and notwithstanding any other provision of this Agreement to the contrary, each party hereto covenants, agrees and acknowledges that (except to the extent named as a party to this Agreement, the Debt Commitment Letter, the Fee Letter, the Equity Commitment Letter, the Limited Guaranty or the Confidentiality Agreement, and then only to the extent of the specific obligations of such parties set forth in such document, as applicable) no recourse under this Agreement, any related document or any documents or instruments delivered in connection with this Agreement or any related document shall be had against any Non-Recourse Company Party or Non-Recourse Parent Party, whether in contract, tort, equity, law or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or otherwise.

Section 8.20 Disclaimer. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole contractual benefit of such parties. Such representations and warranties are made as of specific dates, only for purposes of the Agreement and for the benefit of the parties hereto. Such representations and warranties are subject to important exceptions and limitations agreed upon by the parties, including being qualified by confidential disclosures, made for the purposes of allocating contractual risk between the parties rather than establishing these matters as facts, and were made subject to a contractual standard of materiality that may differ from the standard generally applicable under federal securities laws or under other contracts. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.9 without notice or liability to any other Person. Any information concerning the subject matter of such representations and warranties may have changed, and may continue to change, since the date of the Agreement, and such subsequent information may or may not be fully reflected in the Company’s public reports. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of contractual risks associated with particular matters regardless of the Knowledge of any of such parties. Any filing of this Agreement with the SEC or otherwise is only to provide investors with information regarding its terms and conditions and not to provide any other factual information regarding the Company or its business. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement or any description thereof as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. The information in this Agreement should be considered together with the Company’s public reports filed with the SEC.

Section 8.21 Waiver of Liability. Notwithstanding anything herein to the contrary, none of the Financing Sources will have any liability to Company or any of the Company Related Parties (defined below) relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and none of the Company or any of Company Related Parties will have any rights or claims against any of the Financing Sources hereunder or thereunder and the Company and each Company Related Party hereby waives any rights or claims against any Financing Sources relating to or arising out of this Agreement, the Debt Financing or any related agreements or the transactions contemplated hereby or thereby, whether at law or equity, in contract, tort or otherwise.

[Signature pages follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

ONVOY, LLC

By:	/s/ Scott Sawyer
Name:	Scott Sawyer
Title:	General Counsel and Secretary

ONVOY IGLOO MERGER SUB, INC.

By:	/s/ Scott Sawyer
Name:	Scott Sawyer
Title:	General Counsel and Secretary

[Signature Page to Agreement and Plan of Merger]

INTELIQUENT, INC.

By:	/s/ Matthew Carter, Jr.
Name:	Matthew Carter, Jr.
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

INTELIQUENT, INC.

(a Delaware corporation)

ARTICLE I.

The name of the corporation is Inteliquent, Inc. (the “Corporation”).

ARTICLE II.

The address of the Corporation’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, Delaware 19904, in the county of Kent. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV.

The total number of shares of all classes of stock that the Corporation is authorized to issue is one thousand (1,000) shares, all of which shall be common stock with a par value of one tenth of one cent ($0.001).

ARTICLE V.

From time to time any of the provisions of this certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this certificate of incorporation are granted subject to the provisions of this Article V.

ARTICLE VI.

In furtherance and not in limitation of the rights, powers, privileges and discretionary authority granted or conferred by the DGCL or other statutes or laws of the State of Delaware, the board of directors of the Corporation (the “Board of Directors”) is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation, without any action on the part of the stockholders, but the stockholders may make additional bylaws and may alter, amend or repeal any bylaw whether adopted by them or otherwise. The Corporation may in its bylaws confer powers upon its Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.

ARTICLE VII.

Election of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE VIII.

To the fullest extent permitted by the DGCL, as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader limitation of liability to its directors than permitted prior thereto), no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Corporation or its stockholders. Any repeal or modification of this Article VIII shall not in any way diminish any right or protection of a director of the Corporation existing prior to the time of such repeal or modification.

ARTICLE IX.

(A) Each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as an employee or agent of the Corporation or as a director, officer, partner, member, trustee, administrator, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan or any trust associated therewith (an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expenses, liabilities and losses (including attorneys’ fees and related disbursements, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”), penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith, and such indemnification shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators; provided, however, that except as provided in Section B of this Article IX with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Section A of Article IX shall be a contract right and shall include the obligation of the Corporation to pay the expenses incurred in defending any such proceeding in advance of its final disposition (an “advance of expenses”); provided, however, that advancement of expenses incurred by an Indemnitee shall be made only upon delivery to the Corporation of an undertaking (an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “final adjudication”) that such Indemnitee is not entitled to be indemnified for such expenses under this Section A of Article IX or otherwise. The Corporation may, by action of the Board of Directors, provide indemnification to employees and agents of the Corporation with the same or lesser scope and effect as the foregoing indemnification of directors and officers.

(B) Procedure for Indemnification. Any indemnification of a director or officer of the Corporation or advance of expenses (including attorneys’ fees, costs and charges) under Section A of this Article IX shall be made promptly, and in any event within forty-five (45) days (or, in the case of an advance of expenses, twenty (20) days, provided that the director or officer has delivered the undertaking contemplated by Section A of this Article IX), upon the written request of the director or officer. If a determination by the Corporation that the director or officer is entitled to indemnification pursuant to this Article IX is required, and the Corporation fails to respond within sixty (60) days to a written request for indemnity, the Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or an advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five (45) days (or, in the case of an advance of expenses, twenty (20) days, provided that the director or officer has delivered the undertaking contemplated by Section A of this Article IX), the right to indemnification or advances as granted by this Article IX shall be enforceable by the director or officer in any court of competent jurisdiction. Such person’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for advancement of expenses where the undertaking required pursuant to Section A of this Article IX, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The procedure for indemnification of other employees and agents for whom indemnification is provided pursuant to Section A of this Article IX shall be the same procedure set forth in this Section B of Article IX for directors or officers, unless otherwise set forth in the action of the Board of Directors providing indemnification for such employee or agent.

(C) Insurance. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was or has agreed to become a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

(D) Service for Subsidiaries. Any person serving as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture or other enterprise, at least fifty percent (50%) of whose equity interests are owned by the Corporation (a “subsidiary” for purposes of this Article IX) shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

(E) Reliance. Persons who after the date of the adoption of this provision become or remain directors or officers of the Corporation or who, while a director or officer of the Corporation, become or remain a director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article IX in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this Article IX shall apply to claims made against an Indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof.

(F) Non-Exclusivity of Rights. The rights to indemnification and to the advance of expenses conferred in this Article IX shall not be exclusive of any other right which any person may have or hereafter acquire under this Amended and Restated Certificate of Incorporation or under any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

(G) Merger or Consolidation.. For the purposes of this Article IX, references to the “Corporation” shall include, in addition to the resulting Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under this Article IX, with respect to the resulting or surviving Corporation, as he or she would have with respect to such constituent corporation if its separate existence had continued.

(H) Savings Clause. If this Article IX or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each person entitled to indemnification under Section A of this Article IX as to all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, ERISA excise taxes and penalties, penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification is available to such person pursuant to this Article IX to the fullest extent permitted by any applicable portion of this Article IX that shall not have been invalidated and to the fullest extent permitted by applicable law.